

11006612

HCSB FINANCIAL CORPORATION


HCSB

HORRY COUNTY STATE BANK

Loris, South Carolina

Annual Report

2010

www.hcsbaccess.com

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Contents

Headquarters

3640 Ralph Ellis Boulevard
Loris, South Carolina 29569
(843) 756-4272

Mailing Address:
Post Office Box 218
Loris, South Carolina 29569

Certain statements in this annual report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the future plans and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Please see our annual report filed on Form 10-K for further discussion of these risks.

HCSB Financial Corporation will furnish, free of charge, copies of the Annual Report and the Company's Report to the Securities and Exchange Commission (Form 10-K) upon written request to James R. Clarkson, President and C.E.O., HCSB Financial Corporation, Post Office Box 218, Loris, South Carolina 29569.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

MESSAGE TO SHAREHOLDERS

For the first time in the 23-year history of Horry County State Bank, I am having difficulty in writing this letter, as I am very disappointed with our bank's performance last year. Our operating results were very poor and unacceptable on an on-going basis.

As you are surely aware, our bank's real estate market has experienced a steady and very significant demise since 2008 in terms of sales activity and property values. The rapid ascent that occurred during the first two-thirds of the initial decade of the 21st century has been followed by an even sharper decline from peak levels. As a result, the Carolinas are recognized as one of our nation's weakest economies and the coastal areas of the Carolinas are the hardest hit sections of the two states.

Throughout history, real estate has typically been recognized as the best collateral that a bank could obtain to properly secure a loan. The substantial decline in real estate values, however, has effectively drastically reduced our collateral values. As a result, what were initially good loan to value ratios have often been turned upside down.

The combination of significant declines in the incomes of many of our customers, sharp reductions in property values to levels below loan balances and a growing attitude among many borrowers that their best way out is to leave the problem to the bank contributed to a much greater default history among our loans in 2010 than we have been accustomed to. This in turn required us to deploy a large amount of funds to build a reserve for loan losses capable of absorbing potential loan charge offs, and as a result our bank suffered a significant operating loss last year.

Our net loss in 2010 led to, among other things, a reduction in capital ratios to below desired levels. Therefore, like many other banks in the Southeast and our own market, our bank entered into a legal agreement with the FDIC and the South Carolina State Board of Financial Institutions requiring the bank to address certain issues that have developed as a result of our challenging economy. The agreement, called a consent order, was signed on February 10, 2011 and establishes a formal action plan to improve our performance.

The consent order requires us to do, among other things, the following:

- achieve and maintain minimum required capital levels;
- reduce our level of classified assets;
- eliminate all assets or portions of assets classified "Loss" and 50 percent of those assets classified "Doubtful" in the bank's most recent exam report;
- analyze and assess the bank's management and staffing needs to ensure the bank has qualified management in place as well as the appropriate organizational structure;
- increase Board oversight of the bank;
- limit asset growth;
- eliminate our reliance on brokered deposits;
- ensure the adequacy of our allowance for loan and lease losses;
- formulate and implement a comprehensive financial plan to address profitability, improve income, monitor expenses, and restructure our balance sheet;
- ensure the full implementation of the bank's revised lending and collection policy to provide effective guidance and control over the bank's lending function;
- implement a plan addressing liquidity, contingency funding, and overall balance sheet management;
- establish an enhanced internal loan review program;
- correct all violations of law, regulation, and contraventions of policy which are listed in the bank's most recent exam report;
- not extend any additional credit to any borrower who has a loan or other extension of credit from the bank that has been charged off or classified "Loss" or "Doubtful" and is uncollected;
- not declare or pay dividends or bonuses without the prior written approval of the bank's regulators;
- reduce any segment of our loan portfolio that is an undue concentration of credit; and
- supply written progress reports to the bank's supervisory authorities.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

MESSAGE TO SHAREHOLDERS – *continued*

A more detailed discussion of the consent order is included in the accompanying 2010 Annual Report. In addition, a full copy of the consent order is filed with and included in our company's Current Report on Form 8-K that was filed with the SEC on February 16, 2011, which is available at www.sec.gov.

The consent order will not affect daily operations or any relationships with our customers. We will continue to remain competitive in our market, and all depositors are insured up to $250,000 per insured account and all non-interest bearing transaction accounts are fully guaranteed by the FDIC for the entire amount of the account. *No insured depositor has ever lost a single penny in an FDIC insured bank.*

In anticipation of this challenging economy, our Board of Directors and senior leadership team began addressing some of these issues as we adjusted our strategic plan over the past two years. In fact, many of our previously implemented strategic changes and plans of action mirror the requirements of the consent order. For instance, we have reduced the size of the bank's staff by 25 employees, or 15%, and we began the implementation of reductions in operating expenses last year that we project will save us significant cash in 2011. We are also working diligently to further implement our strategies so that we can expand our areas of compliance with the consent order.

Much of what happens in the near future continues to depend on our local economy, and more specifically, our local real estate market. However, we believe we have been very proactive to make any necessary changes or implementations to our business plan to ensure that we have the best plan possible to endure this current economic recession.

In summary, the year 2010 was not at all kind to our bank, and it brought us to a point where our Board of Directors and our regulatory agencies agreed that a specific plan was needed to correct our course and return our bank to desired levels of performance. A consent order is simply a regulatory mandated roadmap to recovery. Our Board of Directors and management recognize fully the seriousness of our bank's present situation, and we are totally committed to and actively engaged in the implementation of whatever procedures are necessary in order not only to meet the goals as have been established, but to surpass them. Our primary focus will be to strengthen the quality of our loan portfolio and return our bank to a level of profitability that will allow us to provide for the generation of adequate capital to sustain us in the future and to improve the value of our shareholders' investments to the levels you have previously enjoyed. Our commitment to superior customer service will continue to be of utmost importance to us and truly the foundation for our success.

While I fully understand the concerns that you may have for our bank and your investment herein, I pledge to you our diligence and attention to working through our issues. There are a lot of unfounded rumors circulating, and so if you have questions of me, please do not hesitate to call me at (843) 716-6400. We are most appreciative of your continued support.

Most Respectfully,



James R. Clarkson
President & CEO

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Ten Year History

(Dollars in thousands)

Year	Assets	Deposits	Loans (net)	Capital	Earnings
2001	148,651	120,073	116,596	10,895	996
2002	211,598	164,161	161,381	19,850	1,161
2003	269,714	209,931	190,055	21,509	1,568
2004	296,807	222,389	210,649	23,454	2,055
2005	331,662	254,137	232,509	25,303	2,408
2006	359,357	275,151	251,849	28,350	2,805
2007	438,353	340,851	348,671	30,983	2,040
2008	644,347	484,751	424,622	34,450	2,244
2009	760,359	578,292	484,127	45,072	(1,348)
2010	787,441	628,961	416,048	26,499	(17,269)

Selected Financial Data

The following table sets forth certain selected financial data concerning the Company. The selected financial data has been derived from the financial statements. This information should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

Year Ended December 31, *(Dollars in thousands, except per share)*	**2010**	**2009**	**2008**	**2007**	**2006**
Financial Condition:					
Investment securities, available for sale	$ 265,190 $	169,463 $	166,992 $	49,609 $	50,830
Allowance for loan losses	14,489	7,525	4,416	3,535	2,718
Net loans	416,048	484,127	424,622	348,671	251,849
Premises and equipment, net	23,389	24,152	19,056	16,051	16,139
Total assets	787,441	760,359	644,347	438,353	359,537
Noninterest-bearing deposits	38,255	31,661	31,285	32,407	26,428
Interest-bearing deposits	590,706	546,631	453,466	308,444	248,723
Total deposits	628,961	578,292	484,751	340,851	275,151
Advances from the Federal Home Loan Bank	104,200	118,800	92,000	52,300	43,390
Total liabilities	760,942	715,287	609,897	407,370	331,187
Total shareholders' equity	26,499	45,072	34,450	30,983	28,350
Results of Operations:					
Interest income	$ 32,550 $	34,101 $	31,139 $	28,536 $	23,680
Interest expense	14,567	15,593	14,537	14,252	11,114
Net interest income	17,983	18,508	16,602	14,284	12,566
Provision for loan losses	23,084	10,361	1,754	985	770
Net interest income (loss) after provision for loan losses	(5,101)	8,147	14,848	13,299	11,796
Other income	4,090	7,605	3,586	2,696	2,604
Other expense	20,641	17,940	15,086	12,903	10,308
Income (loss) before income taxes	(21,652)	(2,188)	3,410	3,092	4,092
Income tax expense (benefit)	(4,383)	(840)	1,166	1,052	1,287
Net income (loss)	$ (17,269) $	(1,348) $	2,244 $	2,040 $	2,805
Per Share Data [1]:					
Net income (loss) – basic	$ (4.65) $	(0.44) $	0.59 $	0.53 $	0.75
Period end book value	$ 7.01 $	11.90 $	9.09 $	8.17 $	7.47

[1] Adjustments have also been made for the 3% stock dividends declared in February 2008 and January 2009, as well as the two-for-one stock split in the form of a 100% stock dividend declared in January 2007. There was no stock dividend declared in January 2010 and January 2011.

Description of Company's Business

HCSB Financial Corporation (the Company) was incorporated on June 10, 1999 to become a holding company for Horry County State Bank. The Company's only significant asset is its wholly owned subsidiary, Horry County State Bank (the Bank). The Bank is a state-chartered bank incorporated on December 18, 1987 and located at 5201 Broad Street, Loris, South Carolina. The Company's primary market includes Horry County in South Carolina and Columbus and Brunswick Counties in North Carolina. From its 13 branch locations, the Company offers a full range of deposit services, including checking accounts, savings accounts, certificates of deposit, money market accounts, and IRAs, as well as a broad range of non-deposit investment services.

The Company is primarily engaged in the business of attracting deposits from the general public and using these deposits together with other funds to make agricultural, commercial, consumer, and real estate loans. The Company's operating results depend to a substantial extent on the difference between interest and fees earned on loans and investments and the Company's interest expense, consisting principally of interest paid on deposits and borrowings. Unlike most industrial companies, virtually all of the assets and liabilities of financial institutions are monetary. As a result, interest rates have a greater effect on the financial institution's performance. In addition to competing with other traditional financial institutions, the Company also competes for checking and savings dollars with nontraditional financial intermediaries, such as mutual funds, as well as with investment opportunities available via the internet. This has resulted in a highly competitive market area. The Company attempts to compete in this highly competitive market by focusing on providing the highest quality of personal service and attention to its customers.

In 1995, the Company opened its first branch office in the Mt. Olive community of Horry County and has since expanded its branch network to 13 banking offices located throughout Horry County, as well as an Operations Center in Loris, South Carolina which houses the Company's executive offices and support services. This expansion of its branch system has enabled the Company to more effectively compete for deposits and loans. By expanding into different communities, the Company has been able to substantially diversify its market place from one of a predominantly agricultural flavor to one which blends residential developments of retirees and others, tourism, major employment areas, central county government and the market's most active overall growth areas. In so doing, the Company has reduced considerably the seasonality in its loan portfolio. At the same time the coastal markets have proven to offer primarily commercial real estate lending opportunities, and commercial real estate has been significantly adversely impacted by the current economic recession.

In order to support this growth in its branch network, the Company has undertaken several secondary common stock offerings. Prior to its reorganization from a bank into the holding company, Horry County State Bank undertook three such secondary offerings of its common stock in efforts to strengthen the Bank's regulatory capital position to support projected future growth in assets. Since the reorganization was consummated in 1999, the Company committed to another secondary offering in 2002 whereby the Company issued an additional 365,712 shares of common stock at a price per share of $22.00, resulting in over $8,000,000 in added capital.

In December 2004, the Company participated in the issuance of $6,000,000 of trust preferred securities through its non-consolidated subsidiary HCSB Financial Trust I (the Trust) to enable the Company to pursue its growth goals and yet maintain a "well-capitalized" status as defined by banking regulatory agencies.

On March 6, 2009, the Company issued 12,985 shares of preferred stock, having $0.01 par value per share and a liquidation preference of $1,000 per share, in connection with the United States Treasury's Capital Purchase Program. The dividend rate of 5% per annum will be payable for the first five years, increasing to 9% per annum in 2014. The Company also issued 91,714 warrants to purchase common stock at a strike price of $21.09 per share. The warrants expire 10 years from the issue date. The Company plans to redeem all shares of this series of preferred stock within five years.

On July 31, 2010, the Company completed a private placement of subordinated promissory notes that totaled $12,062,011. The notes bear interest at the rate of 9% per annum payable semiannually on April 5th and October 5th. Thereafter and until their maturity ten years from the date of issuance, interest will accrue on the unpaid principal amount of the notes at the current Prime Rate, as published by the Wall Street Journal, plus 300 basis points; provided, that the rate shall not be less than 8.00% per annum or more than 12.00% per annum.

Market for Common Shares and Dividends

As of December 31, 2010, there were 3,780,845 shares of our common stock outstanding held by approximately 2,400 shareholders of record. There is currently no established public trading market in our common stock and trading and quotations of our common stock have been limited and sporadic. Most of the trades of which the Company is aware have been privately negotiated by local buyers and sellers. In addition to these trades, the Company is aware of a number of trades reported on Yahoo! that occurred on the OTC Bulletin Board between January 1, 2010 and December 31, 2010. These trades ranged from $2.25 to $11.50. We have included these trades in the following table which sets forth the high and low closing prices for our common stock of which we are aware for the periods indicated. Private trading of our common stock has been limited but has been conducted through the Private Trading System, which was implemented on our website (www.hcsbaccess.com) on April 1, 2010. The Private Trading System is a passive mechanism created to assist buyers and sellers in facilitating trades in our common stock. Because there has not been an established market for our common stock, we may not be aware of all prices at which our common stock has been traded. We have not determined whether the trades of which we are aware were the result of arm's-length negotiations between the parties. Based on information available to us, we believe transactions in our common stock can be fairly summarized as follows for the periods indicated:

2010	**Low**	**High**
Fourth Quarter	$ 2.25	$ 10.00
Third Quarter	$ 4.00	$ 9.00
Second Quarter	$ 5.25	$ 10.50
First Quarter	$ 4.50	$ 11.50
2009		
Fourth Quarter	$ 11.00	$ 18.00
Third Quarter	$ 12.60	$ 24.00
Second Quarter	$ 11.01	$ 25.00
First Quarter	$ 10.25	$ 27.00

All share and per share data in this report has been adjusted to reflect all stock dividends and splits declared by the Company.

Management does not expect the Company to pay cash dividends in the foreseeable future. The Company's ability to pay dividends depends on the ability of its subsidiary, Horry County State Bank, to pay dividends to the Company. As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. Subject to the restrictions under our Consent Order described below, the Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions (the "State Board"), provided that the Bank received a composite rating of one or two at the last federal or state regulatory examination. In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), the Bank may not pay a dividend if, after paying the dividend, the Bank would be undercapitalized. On February 10, 2011, the Bank entered into a Consent Order (the "Consent Order") with the FDIC and the State Board. Under the terms of the Consent Order, the Bank is prohibited from declaring a dividend on its shares of common stock unless it receives approval from the FDIC and State Board. For a more detailed discussion of the Consent Order, please see "Management's Discussion of Financial Condition and Results of Operation" below.

As of February, 2011, the Federal Reserve Bank of Richmond, the Company's primary federal regulatory, has required the Company to defer dividend payments on the 12,895 shares of preferred stock issued to the U.S. Treasury in March 2009 pursuant to the Capital Purchase Program and interest payments on the $6,000,000 of trust preferred securities issued in December 2004. Therefore, in February, 2011, the Company notified the U.S. Treasury of our deferral of a quarterly dividend payment on the 12,895 shares of preferred stock and also informed the Trustee of the $6,000,000 of trust preferred securities of our deferral of a quarterly interest payment. Because we have deferred these two payments, we are prohibited from paying any dividends on our common stock until all deferred payments have been made in full. Prior to March 6, 2012, so long as the Treasury owns the 12,895 shares of preferred stock issued pursuant to the Capital Purchase Program, we are not permitted to increase cash dividends on our common stock without the Treasury's consent. As a result of these restrictions on the Company, including the restrictions on our Bank's ability to pay dividends to the Company, there was no stock dividend declared in January 2010 and January 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion describes our results of operations for 2010 as compared to 2009 and also analyzes our financial condition as of December 31, 2010 as compared to December 31, 2009. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, both interest-bearing and noninterest-bearing. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowed funds. In order to maximize our net interest income, we must not only manage the volume of these balance sheet items, but also the yields that we earn on our interest-earning assets and the rates that we pay on interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2010, 2009, and 2008 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we direct a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included an "Interest Rate Sensitivity Analysis" table to help explain this. Finally, we have included a number of tables that provide details about our investment securities, our loans, and our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the Loan Portfolio section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees that we charge to our customers. Likewise, we incur other operating expenses as well. We describe the various components of this noninterest income, as well as our noninterest expense, in the Other Income and Other Expense section.

GENERAL

Markets in the United States and elsewhere have experienced extreme volatility and disruption for more than two years. These circumstances have exerted significant downward pressure on prices of equity securities and virtually all other asset classes, and have resulted in substantially increased market volatility, severely constrained credit and capital markets, particularly for financial institutions, and an overall loss of investor confidence. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. Dramatic slowdowns in the housing industry with falling home prices and increasing foreclosures and unemployment have created strains on financial institutions. Across the country many borrowers are now unable to repay their loans, and the collateral securing these loans has, in some cases, declined below the loan balance. The following discussion and analysis describes our performance in this challenging economic environment.

The Company continued to grow throughout 2010. Total assets increased by $27,082,000, or 3.56%, and net loans decreased by $68,079,000, or 14.06%. Much of this growth is attributable to the success of our branch network.

Profitability, however, decreased in 2010 by 1,181.08%, from net losses of $1,348,000 in 2009 to a net loss of $17,269,000 in 2010, primarily as a result of an increase in provision for loan losses of $12,723,000, or 122.80%. The decrease of the loan portfolio resulted in a loan to deposit ratio of 68.45% compared to 85.02% in 2009.

Recent Regulatory Development

On February 10, 2011, the Bank entered into the Consent Order with the FDIC and the State Board. The Consent Order requires the Bank to, among other things, take the following actions: achieve and maintain, within 150 days from the effective date of the Consent Order, Total Risk-Based capital at least equal to 10% of risk-weighted assets and Tier 1 capital at least equal to 8% of total assets; reduce the level of the Bank's classified assets; eliminate all assets or portions of assets classified "Loss" and 50% of those assets classified "Doubtful" in the Bank's most recent examination report; analyze and assess the Bank's management and staffing needs to ensure the Bank has qualified management in place as well as the appropriate organizational structure; increase Board oversight of the Bank; limit asset growth; eliminate the Bank's reliance on brokered deposits; ensure the adequacy of the Bank's allowance for loan and lease losses; formulate and implement a comprehensive financial plan to address profitability, improve income, monitor expenses, and restructure the Bank's balance sheet; ensure the full implementation of the Bank's written lending and collection policy to provide effective guidance and control over the Bank's lending function; implement a plan addressing liquidity, contingency funding, and overall balance sheet management; establish an enhanced internal loan review program; correct all violations of law, regulation, and contraventions of policy which are listed in the Bank's most recent examination report; not extend any additional credit to any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified "Loss" or "Doubtful" and is uncollected; not declare or pay dividends or bonuses without the prior written approval of the FDIC and the State Board; reduce any segment of the Bank's loan portfolio that is an undue concentration of credit; and supply written progress reports to the FDIC and the State Board.

Prior to receipt of the Consent Order, the Bank's Board of Directors and management adopted and began executing a proactive and aggressive strategic plan to address the matters described in the Consent Order. The Bank's Board of Directors and management have been, and continue to be, keenly focused on executing this plan and have already complied with a number of the requirements of the Consent Order. As of December 31, 2010 the Bank met the requirements to be classified as "adequately capitalized". Due to the impact of the current economic environment on the Bank, in accordance with the Consent Order, we have developed a capital plan through which we intend to achieve the "well-capitalized" designation and continue operating with a plan of slow growth. Our capital plan outlines how we intend to achieve this goal through a combination of targeted asset reductions coupled with raising additional capital. We are currently exploring a number of likely financing alternatives to strengthen the capital level of the Bank.

The Company is working diligently to improve asset quality and to reduce its investment in commercial real estate loans as a percentage of Tier 1 capital. The Company is reducing its reliance on brokered deposits and is committed to improving the Bank's capital position.

A more detailed discussion of the factors contributing to growth and challenges is presented below.

RESULTS OF OPERATIONS

The Company experienced an increase of $154,000, or 0.59%, in interest income on loans and related fees for the year ended December 31, 2010. The Company experienced a decrease in the interest income on taxable securities, which decreased $1,832,000 or 23.46%, due mainly to the repricing of the securities portfolio to lower yields. This contributed to a decrease in total interest income of $1,551,000, or 4.55%, over the course of 2010. Despite the increase in growth in interest-bearing deposits and other borrowings, total interest expense decreased $1,026,000, or 6.58%, to $14,567,000, due mainly to a decrease in rates charged on deposits. This resulted in a $525,000, or 2.84%, decrease in net interest income in 2010. The Company also experienced decreases in non-interest income. Non-interest income decreased $3,515,000, or 46.22%, due to the realization of fewer gains on sale of available-for-sale securities of $3,896,000. Non-interest expenses increased $2,613,000, or 14.57%, during 2010 due to the loss on the sale or writedown experienced on our foreclosed properties. Overall, the Company had a net loss for the year ended December 31, 2010 of $17,269,000, compared to a net loss of $1,348,000 for the year ended December 31, 2009. This represents a decrease in net income of $15,921,000, or 1,181.08%. The net loss was driven by the increase in provision for loan losses of $12,723,000, or 122.80%, from $10,361,000 at December 31, 2009 to $23,084,000 at December 31, 2010.

ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

During the twelve months ended December 31, 2010, total assets increased $27,082,000, or 3.56%, when compared to December 31, 2009. The primary reason for the increase in total assets was an increase in our securities portfolio of $95,727,000, or 56.49%, during 2010 from $169,463,000 at December 31, 2009. Total deposits increased $50,669,000, or 8.76%, from the December 31, 2009 amount of $578,292,000. Interest-bearing deposits increased $44,075,000, or 8.06%, and noninterest-bearing deposits increased $6,594,000, or 20.83%, during 2010. The increase in deposits was primarily due to the increase in our money market savings accounts, which increased $44,514,000, or 29.18%, from $152,553,000 at December 31, 2009 to $197,067,000 at December 31, 2010.

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

The Company has sought to maintain a conservative approach in determining the distribution of its assets and liabilities. The following table presents the percentage relationships of significant components of the Company's average balance sheets for the last three fiscal years.

Balance Sheet Categories as a Percent of Average Total Assets

	2010	2009	2008
Assets:			
Interest earning assets:			
Federal funds sold	3.49 %	2.55 %	0.88 %
Investment securities	28.42	26.69	19.79
Loans	60.85	64.57	72.52
Total interest earning assets	92.76	93.81	93.19
Cash and due from banks	0.97	1.21	1.74
Allowance for loan losses	(1.30)	(0.78)	(0.72)
Premises and equipment	3.00	2.95	3.18
Other assets	4.57	2.81	2.61
Total assets	100.00 %	100.00 %	100.00 %
Liabilities and shareholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	72.77 %	71.51 %	71.17 %
Federal funds purchased	0.01	0.07	0.34
Advances from the Federal Home Loan Bank	13.92	14.70	12.27
Repurchase Agreements	0.94	1.44	1.84
Subordinate Debentures	0.98	0.00	0.00
Debt due to trust	0.78	0.85	1.17
Notes Payable	0.00	0.15	0.14
Total interest-bearing liabilities	89.40	88.72	86.93
Noninterest-bearing deposits	4.98	4.49	6.26
Accrued interest and other liabilities	0.44	0.67	0.74
Total liabilities	94.82	93.88	93.93
Shareholders' equity	5.18	6.12	6.07
Total liabilities and shareholders' equity	100.00 %	100.00 %	100.00 %

NET INTEREST INCOME

Earnings are dependent to a large degree on net interest income. Net interest income represents the difference between gross interest earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds. The interest rate spread and the net yield on earning assets are two significant elements in analyzing the Company's net interest income. The interest rate spread is the difference between the yield on average earning assets and the rate on average interest-bearing liabilities. The net yield on earning assets is computed by dividing net interest income by the average earning assets.

For the year ended December 31, 2010, net interest income was $17,983,000, a decrease of $525,000, or 2.84%, from net interest income of $18,508,000 in 2009. Interest income from loans, including fees, was $26,151,000, an

NET INTEREST INCOME – *continued*

increase of $154,000, or 0.59%, from 2009 to 2010. Interest expense for the year ended December 31, 2010 was $14,567,000, compared to $15,593,000 for 2009. This represents a decrease of $1,026,000, or 6.58%, compared to the prior year. The interest rate spread and net yield on earning assets reflected the pressure created by the lower interest rate environment when compared to the previous year as our customers began to invest more of their monies into higher yielding deposit products, such as money market deposit accounts, which increased $44,514,000, or 29.18%, throughout 2010. The net yield realized on earning assets was 2.44% for 2010, compared to 2.71% in 2009. The interest rate spread was 2.37% and 2.58% in 2010 and 2009, respectively.

The following table sets forth, for the periods indicated, the weighted-average yields earned, the weighted-average yields paid, the interest rate spread, and the net yield on earning assets. The table also indicates the average daily balance and the interest income or expense by specific categories.

Average Balances, Income and Expenses, and Rates

Year ended December 31,	2010			2009			2008		
(Dollars in thousands)	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
ASSETS									
Loans	$ 483,570	$ 26,151	5.41%	$ 469,675	$ 25,997	5.54%	$ 385,277	$ 25,600	6.64%
Securities, taxable	210,778	5,978	2.84%	181,759	7,811	4.30%	93,538	4,955	5.30%
Securities, nontaxable	8,502	315	3.71%	6,261	236	3.77%	7,570	295	3.90%
Nonmarketable equity Securities	6,519	25	0.38%	6,104	32	0.52%	4,029	177	4.39%
Fed funds sold and other (incl. FHLB)	27,747	81	0.29%	18,546	26	0.14%	4,681	112	2.39%
Total earning assets	737,116	32,550	4.42%	682,345	34,102	5.00%	495,095	31,139	6.29%
Cash and due from banks	7,728			8,810			9,252		
Allowance for loan losses	(10,309)			(5,662)			(3,810)		
Premises & equipment	23,836			21,466			16,870		
Other assets	36,316			20,467			13,867		
Total assets	$ 794,687			$ 727,426			$ 531,274		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Transaction accounts	$ 578,260	$ 10,044	1.73%	$ 520,167	$ 11,632	2.17%	$ 378,116	$ 11,215	2.97%
Other borrowings	132,173	4,523	3.42%	125,187	3,961	3.16%	83,695	3,322	3.97%
Total interest-bearing liabilities	710,433	14,567	2.05%	645,354	15,593	2.42%	461,811	14,537	3.15%
Non-interest deposits	39,546			32,675			33,282		
Other liabilities	3,519			4,905			3,919		
Shareholders' equity	41,189			44,492			32,262		
Total liabilities & equity	$ 794,687			$ 727,426			$ 531,274		
Net interest income/ interest rate spread		17,983	2.37%		18,509	2.58%		16,602	3.14%
Net yield on earning assets			2.44%			2.71%			3.35%

(1) The effects of loans in nonaccrual status and fees collected are not significant to the computations.

RATE/VOLUME ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume), and (iii) changes in rate and volume (change in rate multiplied by the change in volume) is provided as follows:

	2010 compared to 2009 **Due to increase (decrease) in**			
(Dollars in thousands)	**Rate**	**Volume**	**Rate/Volume**	**Total**
Interest income:				
Loans	$ (597)	$ 769	$ (18)	$ 154
Securities, taxable	(2,655)	1,247	(424)	(1,832)
Securities, nontaxable	(4)	84	(1)	79
Nonmarketable equity securities	(9)	3	(1)	(7)
Fed funds sold and other (incl. FHLB)	28	13	14	55
Total earning assets	(3,237)	2,116	(430)	(1,551)
Interest expense:				
Interest-bearing deposits	(2,597)	1,299	(290)	(1,588)
Other borrowings	323	221	18	562
	(2,274)	1,520	(272)	(1,026)
Net interest income	$ (963)	$ 596	$ (158)	$ (525)

	2009 compared to 2008 **Due to increase (decrease) in**			
	Rate	**Volume**	**Rate/Volume**	**Total**
Loans	$ (4,275)	$ 5,608	$ (936)	$ 397
Securities, taxable	(936)	4,673	(883)	2,854
Securities, nontaxable	(10)	(51)	2	(59)
Time deposits with other banks	-	-	-	-
Nonmarketable equity securities	(156)	91	(80)	(145)
Fed funds sold and other (incl. FHLB)	(105)	332	(312)	(85)
	(5,482)	10,653	(2,209)	2,962
Interest-bearing deposits	(2,760)	4,213	(1,037)	416
Other borrowings	(674)	1,647	(334)	639
	(3,434)	5,860	(1,371)	1,055
Net interest income	$ (2,048)	$ 4,793	$ (838)	$ 1,907

[1] Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.

RATE SENSITIVITY

Interest rates paid on deposits and borrowed funds and interest rates earned on loans and investments have generally followed the fluctuations in market rates in 2010 and 2009. However, fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on the Company's interest rate sensitivity position. A rate-sensitive asset or liability is one that can be repriced either up or down in interest rate within a certain time interval. When a proper balance exists between rate-sensitive assets and rate-sensitive liabilities, market interest rate fluctuations should not have a significant impact on liquidity and earnings. The larger the imbalance, the greater the interest rate risk assumed and the greater the positive or negative impact of interest fluctuations on liquidity and earnings.

Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of repricing characteristics of interest-earning assets and interest-bearing liabilities and is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The following table, "Interest Rate Sensitivity Analysis," indicates that, on a cumulative basis, after three through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a twelve-month liability sensitive position. For a bank with a liability-sensitive position, or negative gap, falling interest rates would generally be expected to have a positive effect on net interest income, and rising interest rates would generally be expected to have the opposite effect. The following table presents the Company's rate sensitivity at each of the time intervals indicated as of December 31, 2010 and may not be indicative of the Company's rate-sensitivity position at other points in time:

Interest Rate Sensitivity Analysis

December 31, 2010 *(Dollars in thousands)*	**Within One Month**	**After One Through Three Months**	**After Three Through Twelve Months**	**Within One Year**	**Greater Than One Year or Non-Sensitive**	**Total**
Assets						
Interest-earning assets						
Federal fund sold	$ 7,371	$ -	$ -	$ 7,371	$ -	$ 7,371
Loans	176,257	30,798	60,052	267,107	178,567	445,674
Securities	9,140	8,312	47,524	64,976	206,290	271,266
Total earning assets	192,768	39,110	107,576	339,454	384,857	724,311
Liabilities						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Demand deposits	42,348	-	-	42,348	-	42,348
Savings deposits	203,774	-	-	203,774	-	203,774
Time deposits	34,999	50,222	133,820	219,041	125,543	344,584
Total interest-bearing deposits	281,121	50,222	133,820	465,163	125,543	590,706
Other borrowings	6,646	10,500	20,000	37,146	73,700	110,846
Subordinated debentures	-	-	-	-	12,062	12,062
Junior subordinated debentures	-	6,186	-	6,186	-	6,186
Total interest-bearing liabilities	287,767	66,908	153,820	508,495	211,305	719,800
Period gap	$ (94,999)	$ (27,798)	$ (46,244)	$ (169,041)	$ 173,552	
Cumulative gap	$ (94,999)	$ (122,797)	$ (169,041)	$ (169,041)	$ 4,511	
Ratio of cumulative gap to total earning assets	(13.12)%	(16.95)%	(23.34)%	(23.34)%	0.62%	

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings based upon management's evaluation of specific loans in its portfolio and general economic conditions and trends in the marketplace. The 2010 and 2009 provisions for loan losses and their related effect of increasing the allowance for loan losses are related to growth in the delinquencies within the loan portfolio. Please refer to the section "Loan Portfolio" for a discussion of management's evaluation of the adequacy of the allowances for loan losses. In 2010 and 2009, the provisions for loan losses were $23,084,000 and $10,361,000, respectively.

NONINTEREST INCOME

Noninterest income was $4,090,000 for the year ended December 31, 2010, a decrease of $3,515,000, or 46.22%, when compared with the year ended December 31, 2009. The decrease is primarily a result of net gains on sale of securities of $206,000 for the year ended December 31, 2010 as compared to $4,102,000 for the same period in 2009, a decrease of $3,896,000, or 94.98%. There were also decreases in our service charges on deposit accounts, which decreased $120,000, or 7.45%, due to a decrease in non-sufficient funds ("NSF") income, which is a result of our Bank processing fewer checks. These decreases were partially offset by several increases in other sources of noninterest income. Gains on sale of residential mortgage loans increased $316,000, or 49.84%, from $634,000 for the year ended December 31, 2009 to $950,000 for the comparable period in 2010. The increase in the mortgage lending area is the result of borrowers' refinancing their existing mortgages to take advantage of the low interest rate environment and due to additional staffing in this area. Other income increased $96,000, or 53.33%, to $276,000 for the year ended December 31, 2010 due to the result of the sale of the guaranteed portion of SBA loans in the secondary market.

NONINTEREST EXPENSES

Noninterest expenses increased during 2010 by $2,701,000, or 15.06%, to $20,641,000 due to the expenses associated with our impaired loans. We experienced considerable losses on the sale or writedown of our foreclosed properties. During 2010, the Bank experienced $3,465,000 in losses on the sale or writedown of our foreclosed properties compared to $520,000 for the comparable period in 2009, an increase of $2,945,000, or 566.35%. The Bank experienced an increase in other operating expenses of $722,000, or 22.05%, to $3,996,000 for the year ended December 31, 2010 compared to $3,274,000 for the comparable period in 2009. This increase is due mainly to increases in legal expenses relating to and real estate taxes on our foreclosed properties. The Bank also experienced an increase in FDIC insurance premiums, which increased $236,000, or 19.08%, to $1,473,000 for the period ended December 31, 2010 due to our increase in deposits throughout 2010 and our composite rating. These increases were partially offset by some decreases. Salaries and employee benefits decreased $1,181,000, or 12.07%, from $9,791,000 for the year ended December 31, 2009 to $8,610,000 for the year ended December 31, 2010, which is the result of a reduction in personnel to help reduce expenses. In addition, marketing expenses decreased $72,000, or 15.75%, to $385,000 for the period ended December 31, 2010 from $457,000 for the comparable period in 2009 due to management's decision to reduce expenses in this area. There was also a reduction in expenses for the year ended December 31, 2010 due to one-time write-off in 2009 in the amount of $122,000 relating our stock held with Silverton Bank.

INCOME TAXES

The Company's income tax benefit for 2010 was $4,383,000, an increase of $3,543,000 from the 2009 expense of $840,000. The increase in the benefit results from the decrease in income before taxes in 2010 compared to 2009. The Company's effective tax rates for the years ended December 31, 2010 and 2009 were 20.24% and 38.39%, respectively.

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. The Company manages both assets and liabilities to achieve appropriate levels of liquidity. Cash and federal funds sold are the Company's primary sources of asset liquidity. These funds provide a cushion against short-term fluctuations in cash flow from both deposits and loans. The investment securities portfolio is the Company's principal source of secondary asset liquidity. However, the availability of this source of funds is influenced by market conditions. Individual and commercial deposits are the Company's primary source of funds for credit activities. Although not historically used as principal sources of liquidity, federal funds purchased from correspondent banks and advances from the Federal Home Loan Bank are other options available to management.

As of December 31, 2010, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $12,000,000. These lines of credit are available on a one-to-fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. Unpledged securities available-for-sale, which totaled $124,939,000 at December 31, 2010, also serve as a ready source of liquidity. Management believes that the Company's liquidity sources will enable it to successfully meet its long-term operating needs. The level of liquidity is measured by the loans-to-total borrowed funds ratio, which was at 56.79% and 69.12% at December 31, 2010 and 2009, respectively.

The Bank's greatest source of liquidity resides in its unpledged securities portfolio. This source of liquidity may be adversely impacted by changing market conditions, reduced access to borrowing lines, or increased collateral pledge requirements imposed by lenders. The Bank has implemented a plan to address these risks and strengthen its liquidity position. To accomplish the goals of this liquidity plan, the Bank will maintain cash liquidity at a minimum of 4% of total outstanding deposits and borrowings. In addition to cash liquidity, the Bank will also maintain a minimum of 15% off balance sheet liquidity. These objectives have been established by extensive contingency funding stress testing and analytics that indicate these target minimum levels of liquidity to be appropriate and prudent.

IMPACT OF OFF-BALANCE SHEET INSTRUMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are legally binding agreements to lend to a customer at predetermined interest rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. Standby letters of credit often expire without being used. Management believes that through various sources of liquidity, the Company has the necessary resources to meet obligations arising from these financial instruments.

The Company uses the same credit underwriting procedures for commitments to extend credit and standby letters of credit as for on-balance-sheet instruments. The credit worthiness of each borrower is evaluated and the amount of collateral, if deemed necessary, is based on the credit evaluation. Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties, as well as liquid assets such as time deposit accounts, brokerage accounts, and cash value of life insurance.

IMPACT OF OFF-BALANCE SHEET INSTRUMENTS – *continued*

The Company is not involved in off-balance sheet contractual relationships, other than those disclosed in this report, which it believes could result in liquidity needs or other commitments or that could significantly impact earnings.

As of December 31, 2010, commitments to extend credit totaled $42,491,000 and standby letters of credit totaled $841,000.
The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at December 31, 2010.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$ 1,286	$ 2,634	$ 17,722	$ 21,642	$ 20,849	$ 42,491
Standby letters of credit	-	40	709	749	92	841
Totals	$ 1,286	$ 2,674	$ 18,431	$ 22,391	$ 20,941	$ 43,332

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

While the effect of inflation on a bank is normally not as significant as its influence on those businesses that have large investments in plant and inventories, it does have an effect. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While interest rates have traditionally moved with inflation, the effect on income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other unless the Company is in a high liability sensitive position. Also, general increases in the price of goods and services will result in increased operating expenses.

CAPITAL RESOURCES

The Company uses several indicators of capital strength. The most commonly used measure is average common equity to average assets, which was 5.18% in 2010 compared to 6.12% in 2009. The change in this ratio reflects an increase in the Company's assets as a percentage of equity in 2010 as compared to 2009.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.

To be considered "well-capitalized," the Bank must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. To be considered "adequately capitalized" under these capital guidelines, the Bank must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, Bank must maintain a minimum Tier 1 leverage ratio of at least 4%. Further, pursuant to the terms of the Consent Order with the FDIC and the State Board, the Bank must achieve and maintain Tier 1 capital at least equal to 8% and total risk-based capital at least equal to 10% by July 10, 2011. For a more detailed description of the capital amounts required to be obtained in order for the Bank to be considered "well-capitalized," see Note 16 to our Financial Statements included in this Annual Report.

As of December 31, 2010, the Bank's capital ratios indicated that we were "adequately capitalized." In addition, due to the impact of the current economic environment on the Bank, in accordance with the Consent Order, we have developed a capital plan through which we intend to regain our "well-capitalized" designation and continue our growth. Our capital plan outlines how we intend to regain our "well-capitalized" status by raising additional capital. We are currently exploring a number of financing alternatives to strengthen the capital levels of the Bank. However, if we fail to regain these required capital levels, then the FDIC may deem noncompliance to be an unsafe and unsound banking practice which may make the Bank subject to additional regulatory requirements.

CAPITAL RESOURCES – *continued*

The following table summarizes the capital amounts and ratios of the Company and the Bank at December 31, 2010, 2009, and 2008.

December 31,	**2010**	**2009**	**2008**
(Dollars in thousands)			
The Company			
Tier 1 capital	$ 32,612	$50,514	$39,352
Tier 2 capital	18,566	6,658	4,416
Total qualifying capital	**$ 51,178**	**$57,172**	**$43,768**
Risk-adjusted total assets			
(including off-balance sheet exposures)	**$509,069**	**$531,759**	**$458,154**
Tier 1 risk-based capital ratio	6.41%	9.50%	8.59%
Total risk-based capital ratio	10.05%	10.75%	9.55%
Tier 1 leverage ratio	4.10%	6.94%	7.41%
The Bank			
Tier 1 capital	$41,257	$49,959	$42,714
Tier 2 capital	6,463	6,658	4,416
Total qualifying capital	**$47,720**	**$56,617**	**$47,130**
Risk-adjusted total assets			
(including off-balance sheet exposures)	**$509,012**	**$531,795**	**$457,174**
Tier 1 risk-based capital ratio	8.11%	9.39%	9.35%
Total risk-based capital ratio	9.38%	10.65%	10.31%
Tier 1 leverage ratio	5.10%	6.47%	6.86%

The Company did not pay cash dividends to shareholders during 2010, and management does not expect the Company to pay cash dividends in the foreseeable future. The Company's ability to pay dividends depends on the ability of the Bank to pay dividends to the Company. As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. Subject to the restrictions under the Consent Order described below, the Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board, provided that the Bank received a composite rating of one or two at the last federal or state regulatory examination. In addition, under the FDICIA, the Bank may not pay a dividend if, after paying the dividend, the Bank would be undercapitalized. On February 10, 2011, the Bank entered into the Consent Order with the FDIC and the State Board. Under the terms of the Consent Order, the Bank is prohibited from declaring a dividend on its shares of common stock unless it receives approval from the FDIC and State Board.

As of February, 2011, the Federal Reserve Bank of Richmond, the Company's primary federal regulatory, has required the Company to defer dividend payments on the 12,895 shares of preferred stock issued to the U.S. Treasury in March 2009 pursuant to the Capital Purchase Program and interest payments on the $6,000,000 of trust preferred securities issued in December 2004. Therefore, in February, 2011, the Company notified the U.S. Treasury of our deferral of a quarterly dividend payment on the 12,895 shares of preferred stock and also informed the Trustee of the $6,000,000 of trust preferred securities of our deferral of a quarterly interest payment. Because we have deferred these two payments, we are prohibited from paying any dividends on our common stock until all deferred payments have been made in full. Prior to March 6, 2012, so long as the Treasury owns the 12,895 shares of preferred stock issued pursuant to the Capital Purchase Program, we are not permitted to increase cash dividends on our common stock without the Treasury's consent. As a result of these restrictions on the Company, including the restrictions on our Bank's ability to pay dividends to the Company, there was no stock dividend declared in January 2010 and January 2011.

In December 2004, the Company participated in the issuance of $6,000,000 of trust preferred securities through its non-consolidated subsidiary HCSB Financial Trust I to enable the Company to pursue its growth goals and yet maintain a "well-capitalized" status as defined by banking regulatory agencies.

On March 6, 2009, the Company issued 12,895 shares of preferred stock, having $0.01 par value per share and a liquidation preference of $1,000 per share, in connection with the United States Treasury's Capital Purchase Program. The dividend rate of 5% per annum will be payable for the first five years, increasing to 9% per annum in 2014. The Company also issued 91,714 warrants to purchase common stock at a strike price of $21.09 per share. The warrants expire 10 years from the issue date. The Company plans to redeem all shares of this series of preferred stock within five years.

On July 31, 2010, the Company completed a private placement of subordinated promissory notes that totaled $12,062,011. The notes bear interest at the rate of 9% per annum payable semiannually on April 5th and October 5th. Thereafter and until their maturity ten years from the date of issuance, interest will accrue on the unpaid principal amount of the notes at the current Prime Rate, as published by the Wall Street Journal, plus 300 basis points; provided, that the rate shall not be less than 8.00% per annum or more than 12.00% per annum. The subordinated notes have been structured to fully count as Tier 2 regulatory capital on a consolidated basis.

INVESTMENT PORTFOLIO

Management classifies investment securities as either held-to-maturity or available-for-sale based on our intentions and the Company's ability to hold them until maturity. In determining such classifications, securities that management has the positive intent and the Company has the ability to hold until maturity are classified as held-to-maturity and carried at amortized cost. All other securities are designated as available-for-sale and carried at estimated fair value with unrealized gains and losses included in shareholders' equity on an after-tax basis. As of December 31, 2010 and 2009, all securities were classified as available-for-sale.

During 2010 the Bank purchased securities primarily to enhance the Bank's earnings and capital, and to boost the Bank's liquidity resources. The portfolio of available-for-sale securities increased $95,727,000, or 56.49%, from $169,463,000 at December 31, 2009 to $265,190,000 at December 31, 2010. Growth in the securities portfolio consisted primarily of high quality mortgage securities, government agency bonds, and high quality municipal bonds.

INVESTMENT PORTFOLIO - *continued*

The following tables summarize the carrying value of investment securities as of the indicated dates and the weighted-average yields of those securities at December 31, 2010.

Investment Securities Portfolio Composition

December 31, *(Dollars in thousands)*	**2010**	**2009**	**2008**
Government-Sponsored Enterprises	$ 54,961	$ 27,511	$ 19,316
Obligations of state and local governments	21,145	5,697	7,668
Mortgage-backed securities	189,084	136,255	140,008
Nonmarketable equity securities	6,076	6,715	5,261
Total securities	**$ 271,266**	**$ 176,178**	**$ 172,253**

Investment Securities Portfolio Maturity Schedule

December 31, 2010 *(Dollars in thousands)*	Available-for-Sale Carrying Amount	Yield
Government-Sponsored Enterprises due:		
After one year but within five years	$ 1,006	2.51%
After five years but within ten years	30,274	3.27%
After ten years	23,681	3.80%
	54,961	
Obligations of states and local government due:		
After one year but within five years	2,688	3.62%
After five years but within ten years	3,856	3.64%
After ten years	14,601	3.86%
	21,145	3.79%
Mortgage-backed securities	189,084	3.00%
Nonmarketable equity securities	6,076	
	$ 271,266	4.28%

LOAN PORTFOLIO

The Company has experienced a decline in its loan portfolio throughout 2010, resulting in a decrease of $61,115,000. Management has concentrated on seeking to maintain quality in the loan portfolio. The loan-to-deposit ratio is used to monitor a financial institution's potential profitability and efficiency of asset distribution and utilization. Generally, a higher loan-to-deposit ratio is indicative of higher interest income since loans typically yield a higher return than other interest-earning assets. The loan-to-deposit ratios were 68.45% and 85.02% at December 31, 2010 and 2009, respectively. The Company wanted to improve its liquidity position by investing more in its securities portfolio, which not only provides cash flow but also improves our capital position. The loans-to-total borrowed funds ratio was 56.79% and 69.12% at December 31, 2010 and 2009, respectively. Management intends to deploy available funds to loans to the extent it deems prudent to achieve its targeted ratio of loans to deposits; however, there can be no assurance that management will be able to execute its strategy or that loan demand will continue to support growth.

The following table sets forth the composition of the loan portfolio by category for the five years ended December 31, 2010 and highlights the Company's general emphasis on mortgage lending.

	Loan Portfolio Composition				
December 31,	**2010**	**2009**	**2008**	**2007**	**2006**
(Dollars in thousands)					
Real estate - construction and land development	$ 90,064	$ 95,788	$ 60,643	$ 59,084	$ 28,124
Real estate - mortgage and commercial	262,131	305,561	253,450	201,448	147,156
Agricultural	10,679	10,338	7,613	7,221	6,099
Commercial and industrial	54,693	60,914	84,568	64,019	54,313
Consumer	12,446	15,871	19,655	18,535	18,267
All other loans (including overdrafts)	524	3,180	3,109	1,899	608
Total gross loans	**$ 430,537**	**$ 491,652**	**$429,038**	**$352,206**	**$254,567**

The primary component of our loan portfolio is loans collateralized by real estate, which made up approximately 81.80% of our loan portfolio at December 31, 2010. These loans are secured generally by first or second mortgages on residential, agricultural or commercial property. These loans consist of commercial real estate loans, which as of December 31, 2010 totaled $166,814,000, or 47.36% of our real estate loans. We anticipate decreasing our amount of commercial real estate loans in 2011. There are no foreign loans, and agricultural loans, as of December 31, 2010, are limited. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries.

Maturities and Sensitivity of Loans to Changes in Interest Rates:

The following table summarizes the loan maturity distribution, by type, at December 31, 2010 and related interest rate characteristics:

December 31, 2010 *(Dollars in thousands)*	**One Year or Less**	**Over One Year Through Five Years**	**Over Five Years**	**Total**
Real estate - construction and land development	$ 63,234	$ 25,854	$ 976	$ 90,064
Real estate - other	90,819	142,434	28,878	262,131
Agricultural	5,321	2,486	2,872	10,679
Commercial and industrial	33,324	20,415	954	54,693
Consumer	3,246	7,663	1,537	12,446
All other loans (including overdrafts)	249	275	-	524
	$ 196,193	$ 199,127	$ 35,217	$ 430,537
Loans maturing after one year with:				
Fixed interest rates				$ 170,618
Floating interest rates				76,021
				$ 246,639

Risk Elements

The downturn in general economic conditions over the past three years has resulted in increased loan delinquencies, defaults and foreclosures within our loan portfolio. The declining real estate market has had a significant impact on the performance of our loans secured by real estate. In some cases, this downturn has resulted in a significant impairment to the value of our collateral and our ability to sell the collateral upon foreclosure. Although the real estate collateral provides an alternate source of repayment in the event of default by the borrower, in our current market the value of the collateral has deteriorated in value during the time the credit is extended. There is a risk that this trend will continue, which could result in additional losses of earnings and increases in our provision for loan losses and loans charged-offs.

Past due payments are often one of the first indicators of a problem loan. We perform a continuous review of our past due report in order to identify trends that can be resolved quickly before a loan becomes significantly past due. We determine past due and delinquency status based on the contractual terms of the note. When a borrower fails to make a scheduled loan payment, we attempt to cure the default through several methods including, but not limited to, collection contact and assessment of late fees.

Generally, a loan will be placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. When a loan is placed in nonaccrual status, interest accruals are discontinued and income earned but not collected is reversed. Cash receipts on nonaccrual loans are not recorded as interest income, but are used to reduce principal.

For loans to be in excess of 90 days delinquent and still accruing interest, the borrowers must be either remitting payments although not able to get current, liquidation on loans deemed to be well secured must be near completion, or the Company must have a reason to believe that correction of the delinquency status by the borrower is near. The amount of both nonaccrual loans and loans past due 90 days or more were considered in computing the allowance for loan losses as of December 31, 2010. Generally, the Company places loans which are in excess of 90 days delinquent on nonaccrual status. If the borrower is able to bring the account current, the loan is then placed back on regular accrual status.

The following table summarizes nonperforming assets for the five years ended December 31, 2010:

Nonperforming Assets *(Dollars in thousands)*	2010	2009	2008	2007	2006
Nonaccrual loans (includes impaired loans)	$ 25,197	$ 23,138	$ 9,040	$ 2,696	$ 760
Total nonperforming loans	25,197	23,138	9,040	2,696	760
Other real estate owned	16,891	6,432	2,965	338	95
Total nonperforming assets	$ 42,088	$ 29,570	$ 12,005	$ 3,034	$ 855
Loans 90 days or more past due and still accruing interest	$ -	$ -	$ -	$ -	$ 1,714
Nonperforming assets to period end loans	9.78%	6.01%	2.80%	0.86%	0.33%

Credit Risk Management

Another method used to monitor the loan portfolio is credit grading. Credit risk entails both general risk, which is inherent in the process of lending, and risk that is specific to individual borrowers. The management of credit risk involves the processes of loan underwriting and loan administration. The Company seeks to manage credit risk through a strategy of making loans within the Company's primary marketplace and within the Company's limits of expertise. Although management seeks to avoid concentrations of credit by loan type or industry through diversification, a substantial portion of the borrowers' ability to honor the terms of their loans is dependent on the business and economic conditions in Horry County in South Carolina and Columbus and Brunswick Counties in North Carolina. A continuation of the economic downturn or prolonged recession could result in the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would have a negative impact on our business. Additionally, since real estate is considered by the Company as the most desirable nonmonetary collateral, a significant portion of the Company's loans are collateralized by real estate; however, the cash flow of the borrower or the business enterprise is generally considered as the primary source of repayment. Generally, the value of real estate is not considered by the Company as the primary source of repayment for performing loans. The Company also seeks to limit total exposure to individual and affiliated borrowers. The Company seeks to manage risk specific to individual borrowers through the loan underwriting process and through an ongoing analysis of the borrower's ability to service the debt as well as the value of the pledged collateral.

The Company's loan officers and loan administration staff are charged with monitoring the Company's loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay the debt or the value of the pledged collateral. In order to assess and monitor the degree of risk in the Company's loan portfolio, several credit risk identification and monitoring processes are utilized. The Company assesses credit risk initially through the assignment of a risk grade to each loan based upon an assessment of the borrower's financial capacity to service the debt and the presence and value of any collateral. Commercial loans are individually graded at origination and credit grades are reviewed on a regular basis in accordance with our loan policy. Consumer loans are assigned a "pass" credit rating unless something within the loan warrants a specific classification grade.

Credit grading is adjusted during the life of the loan to reflect economic and individual changes having an impact on the borrowers' abilities to honor the terms of their commitments. Management uses the risk grades as a tool for identifying known and inherent losses in the loan portfolio and for determining the adequacy of the allowance for loan losses.

The following table summarizes management's internal credit risk grades, by portfolio class, as of December 31, 2010.

	Real Estate – Other	Commercial Real Estate	Commercial	Consumer	Other	Total
Pass Loans	$ 153,019	$ 111,129	$ 47,333	$ 12,064	$ 10,126	$ 333,671
Grade 1 - Prime	-	-	4,243	1,578	310	6,131
Grade 2 - Good	21,081	17,236	10,403	240	73	49,033
Grade 3 - Acceptable	116,842	78,564	29,101	9,140	9,203	242,850
Grade 4 – Acceptable w/ Care	15,096	15,329	3,586	1,106	540	35,657
Grade 5 – Special Mention	31,327	55,453	6,558	369	1,077	94,784
Grade 6 - Substandard	1,034	233	802	13	-	2,082
Grade 7 - Doubtful	-	-	-	-	-	-
Total loans	$ 185,380	$ 166,815	$ 54,693	$ 12,446	$ 11,203	$ 430,537

Loans graded one through four are considered "pass" credits. As of December 31, 2010, approximately 77.51% of the loan portfolio had a credit grade of Prime, Good, Acceptable or Acceptable with Care. For loans to qualify for this grade, they must be performing relatively close to expectations, with no significant departures from the intended source and timing of repayment.

Loans with a credit grade of five are not considered classified; however, they are categorized as a special mention or watch list credit, and are considered potential problem loans. This classification is utilized by us when we have an initial concern about the financial health of a borrower. These loans are designated as such in order to be monitored more closely than other credits in our portfolio. We then gather current financial information about the borrower and evaluate our current risk in the credit. We will then either reclassify the loan as "substandard" or back to its original risk rating after a review of the information. There are times when we may leave the loan on the watch list, if, in management's opinion, there are risks that cannot be fully evaluated without the passage of time, and we determine to review the loan on a more regular basis. Loans on the watch list are not considered problem loans until they are determined by management to be classified as substandard. As of December 31, 2010, we had loans totaling $94.8 million on the watch list. Watch list loans are considered *potential* problem loans and are monitored as they may develop into problem loans in the future.

Loans graded six or greater are considered classified credits. At December 31, 2010, classified loans totaled $2.1 million, with $1.3 million being collateralized by real estate. Classified credits are evaluated for impairment on a quarterly basis.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due, according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan-by-loan basis by calculating either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Any resultant shortfall is charged to provision for loan losses and is classified as a specific reserve. When an impaired loan is ultimately charged-off, the charge-off is taken against the specific reserve.

At December 31, 2010, impaired loans totaled $69.2 million, all of which were valued on a nonrecurring basis at the lower of cost or market value of the underlying collateral. Market values were obtained using independent appraisals, updated in accordance with our reappraisal policy, or other market data such as recent offers to the borrower. During 2010, the recorded investment in impaired loans was $69.2 million compared to $37.3 million during 2009.

Troubled debt restructurings are loans which have been restructured from their original contractual terms and include concessions that would not otherwise have been granted outside of the financial difficulty of the borrower. Concessions can relate to the contractual interest rate, maturity date, or payment structure of the note. As part of our workout plan for individual loan relationships, we may restructure loan terms to assist borrowers facing challenges in the current economic environment. The purpose of a troubled debt restructuring is to facilitate ultimate repayment of the loan.

At December 31, 2010, the principal balance of troubled debt restructurings totaled $17.6 million. All loans are currently performing as expected under the new terms. A troubled debt restructuring can be removed from "troubled' status once there is sufficient history of demonstrating the borrower can service the credit under market terms. We currently consider sufficient history to be approximately six months.

Provision and Allowance for Loan Losses

Management has established an allowance for loan losses through a provision for loan losses charged to expense on our statements of income. The allowance represents an amount which management believes will be adequate to absorb probable losses on existing loans that may become uncollectible. Management does not allocate specific percentages of our allowance for loan losses to the various categories of loans but evaluates the adequacy on an overall portfolio basis utilizing several factors. The primary factor considered is the credit risk grading system, which is applied to each loan. The amount of both nonaccrual loans and loans past due 90 days or more is also considered. The historical loan loss experience, the size of our lending portfolio, changes in the lending policies and procedures, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons, and current and anticipated economic conditions are also considered in determining the provision for loan losses. The amount of the allowance is adjusted periodically based on changing circumstances. Recognized losses are charged to the allowance for loan losses, while subsequent recoveries are added to the allowance.

Management regularly monitors past due and classified loans. However, it should be noted that no assurances can be made that future charges to the allowance for loan losses or provisions for loan losses may not be significant to a particular accounting period. At December 31, 2010 and 2009, management considered the allowances for loan losses adequate based on its judgments, evaluations, and analysis of the loan portfolio.

Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not prove to be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

At December 31, 2010, the nonperforming assets to period end loans increased to 10.04% from 6.01% and 2.80% at December 31, 2009 and 2008, respectively. The increase in nonperforming assets have warranted an increase in the allowance for loan losses as a percentage of period ending loans of 3.37% at December 31, 2010 compared with 1.53% at December 31, 2009. As of December 31, 2010 and 2009, the Company had nonaccrual loans of approximately $25,197,000 and $23,138,000, respectively. These loans comprise a substantial majority of loans classified as impaired. A significant portion, or 91.66%, of nonperforming loans at December 31, 2010 were secured by real estate. Our real estate loans consist of commercial real estate loans, which as of December 31, 2010 constituted 64.04% of our nonperforming loans. We have evaluated the underlying collateral on these loans and believe that the collateral on these loans is sufficient to minimize future losses. However, the recent downturn in the real estate market has resulted in increased loan delinquencies, defaults and foreclosures, and we believe that these trends are likely to continue. In some cases, this downturn has resulted in a significant impairment to the value of the collateral used to secure these loans and the ability to sell the collateral upon foreclosure. These conditions have adversely affected our loan portfolio. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values continue to decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values we are required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, this could materially reduce our profitability and adversely affect our financial condition.

LOAN PORTFOLIO - *continued*

The following table summarizes the activity related to our allowance for loan losses.

Summary of Loan Loss Experience

(Dollars in thousands)	2010	2009	2008	2007	2006
Total loans outstanding at end of period	$ 430,537	$ 491,652	$ 429,038	$ 354,214	$ 256,800
Average loans outstanding	$ 483,570	$ 469,675	$ 385,277	$ 302,965	$ 247,614
Balance of allowance for loan losses at beginning of period	$ 7,525	$ 4,416	$ 3,535	$ 2,718	$ 2,569
Charge-offs:					
Real estate	14,080	8,056	385	-	4
Commercial	2,396	1,448	550	54	418
Consumer and credit card	222	248	294	165	289
Other Loans	28	56	23	-	-
Total charge-offs	**16,726**	**9,808**	**1,252**	**219**	**711**
Recoveries of loans previous charge-off	606	2,556	379	51	90
Net charge-offs	**16,120**	**7,252**	**873**	**168**	**621**
Provision charged to operations	23,084	10,361	1,754	985	770
Balance of allowance for loan losses at end of period	$ 14,489	$ 7,525	$ 4,416	$ 3,535	$ 2,718
Ratios:					
Net charge-offs to average loans outstanding	3.33%	1.54%	0.23%	0.06%	0.25%
Net charge-offs to loans at end of year	3.74%	1.48%	0.20%	0.05%	0.24%
Allowance for loan losses to average loans	3.00%	1.60%	1.15%	1.17%	1.10%
Allowance for loan losses to loans at end of year	3.37%	1.53%	1.03%	1.00%	1.06%
Net charge-offs to allowance for loan losses	111.26%	96.37%	19.77%	4.75%	22.85%
Net charge-offs to provisions for loan losses	69.83%	69.99%	49.77%	17.06%	80.65%

AVERAGE DAILY DEPOSITS

The following table summarizes the Company's average daily deposits during the years ended December 31, 2010, 2009, and 2008. These totals include time deposits $100,000 and over, which at December 31, 2010 totaled $151,667,000. Of this total, scheduled maturities within three months were $44,471,000; over three through twelve months were $80,224,000; and over twelve months were $26,972,000.

The adverse economic environment has also placed greater pressure on our deposits, and we have taken steps to decrease our reliance on brokered deposits, while at the same time the competition for local deposits among banks in our market has been increasing. We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships. However, due to the Consent Order, we may not accept, renew or roll over brokered deposits unless a waiver is granted by the FDIC. As of December 31, 2010, we had brokered deposits of $80 million, representing 13% of our total deposits as compared to $104 million, representing 18% of our total deposits as of December 31, 2009. We must find other sources of liquidity to replace these deposits as they mature. Secondary sources of liquidity may include proceeds from Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks.

	2010		2009		2008	
	Average Amount	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**
Noninterest-bearing demand	$ 39,546	0.00%	$ 32,675	0.00%	$ 33,282	0.00%
Interest-bearing transaction accounts	41,316	0.26	41,533	0.23	46,376	0.56
Money market savings account	189,600	1.65	125,770	2.02	93,125	2.19
Other savings accounts	6,959	0.33	6,568	2.34	5,602	1.34
Time deposits	340,385	2.00	346,296	2.48	233,013	3.79
Total average deposits	$617,806		$ 552,842		$ 411,398	

ADVANCES FROM THE FEDERAL HOME LOAN BANK

The following table summarizes the Company's short-term borrowings for the years ended December 31, 2010, 2009 and 2008.

(Dollars in thousands)	**Maximum Outstanding at any Month End**	**Average Balance**	**Weighted Average Interest Rate**	**Balance December 31**
2010				
Advances from Federal Home Loan Bank	$ 118,800	$ 110,862	2.58%	$ 104,200
2009				
Advances from Federal Home Loan Bank	$ 118,800	$ 106,946	3.33%	$ 118,800
2008				
Advances from Federal Home Loan Bank	$ 92,500	$ 65,195	3.37%	$ 92,000

Advances from the Federal Home Loan Bank are collateralized by one-to-four family residential mortgage loans, certain commercial real estate loans, certain securities in the Bank's investment portfolio and the Company's investment in Federal Home Loan Bank stock. Although we expect to continue using Federal Home Loan Bank advances as a secondary funding source, core deposits will continue to be our primary funding source. Of the $104,200,000 advances from Federal Home Loan Bank outstanding at December 31, 2010, $5,500,000 have scheduled principal reductions in 2011, $6,500,000 in 2012, $26,000,000 in 2013 and the remainder after five years. As a result of negative financial performance indicators, there is also a risk that the Bank's ability to borrow from the

FHLB could be curtailed or eliminated, although to date the Bank has not been denied advances from the FHLB or had to pledge additional collateral for its borrowings.

JUNIOR SUBORDINATED DEBENTURES

On December 21, 2004, HCSB Financial Trust I (the "Trust"), a non-consolidated subsidiary of the Company, issued and sold a total of 6,000 trust preferred securities, with $1,000 liquidation amount per capital security (the "Capital Securities"), to institutional buyers in a pooled trust preferred issue. The Capital Securities, which are reported on the consolidated balance sheet as junior subordinated debentures, generated proceeds of $6 million. The Trust loaned these proceeds to the Company to use for general corporate purposes. The junior subordinated debentures qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. See Note 11 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $87,694 and $91,361 at December 31, 2010 and 2009, respectively, and are included in other assets on the consolidated balance sheet. Amortizations of debt issuance costs from junior subordinated debentures totaled $3,667 for the years ended December 31, 2010, and December 31, 2009, and are reported in other expenses on the consolidated statements of operations for the years ended December 31, 2010, and December 31, 2009.

On July 31, 2010, the Company completed a private placement of subordinated promissory notes that totaled $12,062,011. The notes bear interest at the rate of 9% per annum payable semiannually on April 5th and October 5th. Thereafter and until their maturity ten years from the date of issuance, interest will accrue on the unpaid principal amount of the notes at the current Prime Rate, as published by the Wall Street Journal, plus 300 basis points; provided, that the rate shall not be less than 8.00% per annum or more than 12.00% per annum. The subordinated notes have been structured to fully count as Tier 2 regulatory capital on a consolidated basis.

RETURN ON EQUITY AND ASSETS

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average daily equity), and equity to assets ratio (average daily equity divided by average total assets) for the period indicated. Since its inception, the Company has not paid cash dividends.

	2010	2009	2008
Return on average assets	(2.17)%	(0.19)%	0.42%
Return on average equity	(41.93)%	(3.03)%	6.96%
Equity to assets ratio	5.18%	6.12%	6.07%

ACCOUNTING AND FINANCIAL REPORTING ISSUES

We have adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2010, as filed on our annual report on Form 10-K. Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires significant judgment and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Also income tax provision is also an accounting policy that requires judgment as the Company seeks strategies to minimize the tax effect of implementing their business strategies. The Company's tax returns are subject to examination by both Federal and State authorities. Such examinations may result in assessment of additional taxes, interest and penalties. As a result, the ultimate outcome, and the corresponding financial statement impact, can be difficult to predict with accuracy.

Also fair value determination and other-than-temporary impairment is subject to management's evaluation to determine if it is probable that all amounts due according to contractual terms will be collected to determine if any other-than-temporary impairment exists. The process of evaluating other-than-temporary impairment is inherently judgmental, involving the weighing of positive and negative factors and evidence that may be objective or subjective.

INDUSTRY DEVELOPMENTS

Sarbanes-Oxley Act of 2002

The Congress of the United States of America passed the Sarbanes-Oxley Act in 2002 in the aftermath of corporate scandals among several major publicly traded corporations. The intent of the Act was to legislate corporate governance and better ascertain the accuracy of financial reporting by companies regulated by the Securities and Exchange Commission.

Section 404 of the Sarbanes-Oxley Act, which became effective for the Company in 2008, requires that the Company adopt and maintain effective internal controls that will, among other things, permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Management of the Company has the responsibility to adopt sound accounting policies, maintain an adequate and efficient accounting system, safeguard assets and devise policies to ensure that the Company complies with applicable laws and regulations.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

Congress, the U.S. Treasury, and the federal banking regulators, including the FDIC, have taken broad action throughout 2008, 2009 and 2010 to address volatility and risk in the U.S. banking system.

The Emergency Economic Stabilization Act of 2008 ("EESA") authorized the Treasury Secretary to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-backed securities, and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a Troubled Asset Relief Program ("TARP"). The U.S. Treasury allocated $250 billion towards the TARP Capital Purchase Program ("CPP"), pursuant to which the U.S. Treasury purchased debt or equity securities from participating institutions. The TARP also included direct purchases or guarantees of troubled assets of financial institutions.

On March 6, 2009, as part of the TARP CPP, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "CPP Purchase Agreement") with the Treasury Department, pursuant to which the Company sold (i) 12,895 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (ii) a warrant (the "CPP Warrant") to purchase 91,714 shares of the Company's common stock for an aggregate purchase price of $12,895,000 in cash.

The Series T Preferred Stock will qualify as Tier 1 capital and will be entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Company must consult with the FDIC before it may redeem the Series T Preferred Stock but, contrary to the original restrictions in the EESA, will not necessarily be required to raise additional equity capital in order to redeem this stock. The Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $21.09 per share of the common stock. Please see the Form 8-K we filed with the SEC on March 6, 2009, for additional information about the Series T Preferred Stock and the Warrant.

Pursuant to the terms of the certificate of designations creating the Series T Preferred Stock, we may only redeem the Series T Preferred Stock at par after May 15, 2012. Prior to this date, we may redeem the Series T Preferred Stock at par if (i) we have raised aggregate gross proceeds in one or more Qualified Equity Offerings (as defined in the Purchase Agreement) in excess of approximately $3.2 million, and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings. Any redemption is subject to the consent of the Board of Governors of the Federal Reserve System. However, pursuant to the terms of American Recovery and Reinvestment Act (the "Recovery Act") which modified EESA, we may, upon consultation with our primary federal regulator, repay the amount received for the Series T Preferred Stock at any time, without regard to whether we have replaced such funds from any source or to any waiting period. Upon repayment of the amount received for the Series T Preferred Stock, the Treasury Department will also liquidate the associated Warrant in accordance with the Recovery Act and any rules and regulations thereunder.

Following a systemic risk determination, the FDIC established its Temporary Liquidity Guarantee Program ("TLGP") in October 2008. Under the interim rule for the TLGP, there are two parts to the program: the Debt Guarantee Program ("DGP") and the Transaction Account Guarantee Program ("TAGP"). Eligible entities generally are participants unless they exercised an opt-out right in timely fashion. Under the DGP, the FDIC guarantees certain senior unsecured debt issued by participating entities. Under the TAGP, the FDIC guarantees all funds held in qualifying noninterest-bearing transaction accounts at participating insured depository institutions.

The DGP initially permitted participating entities to issue FDIC-guaranteed senior unsecured debt until June 30, 2009, with the FDIC's guarantee for such debt to expire on the earlier of the maturity of the debt (or the conversion date, for mandatory convertible debt) or June 30, 2012. To reduce the potential for market disruptions at the conclusion of the DGP and to begin the orderly phase-out of the program, on May 29, 2009 the FDIC issued a final rule that extended for four months the period during which certain participating entities could issue FDIC-guaranteed debt. All insured depository institutions and those other participating entities that had issued FDIC-guaranteed debt on or before April 1, 2009 were permitted to participate in the extended DGP without application to the FDIC. Other participating entities that received approval from the FDIC also were permitted to participate in the extended DGP. The expiration of the guarantee period was also extended from June 30, 2012 to December 31, 2012. As a result, all such participating entities were permitted to issue FDIC-guaranteed debt through and including October 31, 2009, with the FDIC's guarantee expiring on the earliest of the debt's mandatory conversion date (for mandatory convertible debt), the stated maturity date, or December 31, 2012. The Company opted out of the DGP.

For the TAGP, eligible entities are all FDIC-insured institutions. Under the TAGP, the FDIC provides unlimited deposit insurance coverage for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. We elected to voluntarily participate in the TAGP through December 31, 2010. Throughout 2010, participating institutions paid fees of 15 to 25 basis points (annualized), depending on the Risk Category assigned to the institution, on the balance of each covered account in excess of $250 thousand. Coverage under the TAGP was in addition to and separate from the basic coverage available under the FDIC's general deposit insurance rules. As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") that was signed into law on July 21, 2010, the voluntary TAGP program will end on December 31, 2010, and all institutions will be required to provide full deposit insurance on noninterest-bearing transaction accounts until December 31, 2012. There will not be a separate assessment for this as there was for institutions participating in the TAGP program.

EESA has been followed by numerous actions by the Federal Reserve, Congress, U.S. Treasury, the SEC and others to address the liquidity and credit crisis that followed the recession that commenced in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and banks; the lowering of the federal funds rate; action against short-term selling practices, the temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector.

On July 21, 2010, the U.S. President signed into law the Dodd-Frank Act. The Dodd-Frank Act will likely result in dramatic changes across the financial regulatory system, some of which become effective immediately and some of which will not become effective until various future dates. Implementation of the Dodd-Frank Act will require many new rules to be made by various federal regulatory agencies over the next several years. Uncertainty remains as to the ultimate impact of the Dodd-Frank Act until final rulemaking is complete, which could have a material adverse impact either on the financial services industry as a whole or on our business, financial condition, results of operations, and cash flows. Provisions in the legislation that affect consumer financial protection regulations, deposit insurance assessments, payment of interest on demand deposits, and interchange fees could increase the costs associated with deposits and place limitations on certain revenues those deposits may generate. The Dodd-Frank Act includes provisions that, among other things, will:

- Centralize responsibility for consumer financial protection by creating a new agency, the Bureau of Consumer Financial Protection, responsible for implementing, examining, and enforcing compliance with federal consumer financial laws.
- Create the Financial Stability Oversight Council that will recommend to the Federal Reserve increasingly strict rules for capital, leverage, liquidity, risk management and other requirements as companies grow in size and complexity.
- Provide mortgage reform provisions regarding a customer's ability to repay, restricting variable-rate lending by requiring that the ability to repay variable-rate loans be determined by using the maximum rate that will apply during the first five years of a variable-rate loan term, and making more loans subject to provisions for higher cost loans, new disclosures, and certain other revisions.
- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund ("DIF"), and increase the floor on the size of the DIF, which generally will require an increase in the level of assessments for institutions with assets in excess of $10 billion.
- Make permanent the $250,000 limit for federal deposit insurance and provide unlimited federal deposit insurance until December 31, 2012 for noninterest-bearing demand transaction accounts at all insured depository institutions.
- Implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, which apply to all public companies, not just financial institutions.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transactions and other accounts.
- Amend the Electronic Fund Transfer Act ("EFTA") to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.
- Eliminate the Office of Thrift Supervision ("OTS") one year from the date of the new law's enactment. The Office of the Comptroller of the Currency ("OCC"), which is currently the primary federal regulator for national banks, will become the primary federal regulator for federal thrifts. In addition, the Federal Reserve will supervise and regulate all savings and loan holding companies that were formerly regulated by the OTS.

Internationally, both the Basel Committee on Banking Supervision (the "Basel Committee") and the Financial Stability Board (established in April 2009 by the Group of Twenty ("G-20") Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation, and transparency) have committed to raise capital standards and liquidity buffers within the banking system ("Basel III"). On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 common equity ratio to 4.5% and minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with full implementation by January 2019. The U.S. federal banking agencies support this agreement. In December 2010, the Basel Committee issued the Basel III rules text, outlining the details and time-lines of global regulatory standards on bank capital adequacy and liquidity. According to the Basel Committee, the Framework sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards.

On September 27, 2010, the U.S. President signed into law the Small Business Jobs Act of 2010 (the "Act"). The Small Business Lending Fund (the "SBLF"), which was enacted as part of the Act, is a $30 billion fund that encourages lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. On December 21, 2010, the U.S. Treasury published the application form, term sheet and their guidance for participation in the SBLF. Under the terms of the SBLF, the Treasury will purchase shares of senior preferred stock from banks, bank holding companies, and other financial institutions that will qualify as Tier 1 capital for regulatory purposes and rank senior to a participating institution's common stock. The application deadline for participating in the SBLF is March 31, 2011. We currently do not plan to participate in the SBLF.

In November 2010, the FDIC approved two proposals that amend the deposit insurance assessment regulations. The first proposal implements a provision in the Dodd-Frank Act that changes the assessment base from one based on domestic deposits (as it has been since 1935) to one based on assets. The assessment base changes from adjusted domestic deposits to average consolidated total assets minus average tangible equity.

The second proposal changes the deposit insurance assessment system for large institutions in conjunction with the guidance given in the Dodd-Frank Act. Since the new base would be much larger than the current base, the FDIC will lower assessment rates, which achieves the FDIC's goal of not significantly altering the total amount of revenue collected from the industry. Risk categories and debt ratings will be eliminated from the assessment calculation for large banks which will instead use scorecards. The scorecards will include financial measures that are predictive of long-term performance. A large financial institution will continue to be defined as an insured depository institution with at least $10 billion in assets. Both changes in the assessment system will be effective as of April 1, 2011 and will be payable at the end of September.

In December 2010, the FDIC voted to increase the required amount of reserves for the designated reserve ratio ("DRR") to 2.0%. The ratio is higher than the 1.35% set by the Dodd-Frank Act in July 2010 and is an integral part of the FDIC's comprehensive, long-range management plan for the DIF.

In February 2011, the FDIC approved the final rules that, as noted above, change the assessment base from domestic deposits to average assets minus average tangible equity, adopt a new scorecard-based assessment system for financial institutions with more than $10 billion in assets, and finalize the DRR target size at 2.0% of insured deposits.

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material effect on the business of the Company.

Insurance of Accounts and Regulation by the FDIC

Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged effective March 31, 2006. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Under regulations effective January 1, 2007, the FDIC adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based upon supervisory and capital evaluations. Institutions are assessed at annual rates ranging from 5 to 43 basis points, respectively, depending on each institution's risk of default as measured by regulatory capital ratios and other supervisory measures. In May 2009, the FDIC issued a final rule which levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution's total assets less Tier 1 capital as of June 30, 2009, not to exceed 10 basis points of domestic deposits. This special assessment was part of the FDIC's efforts to rebuild the Deposit Insurance Fund. We paid this one-time special assessment in the amount of $326,158 to the FDIC at the end of the third quarter 2009.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, we paid $ 3,746,273 million in prepaid risk-based assessments, which included $238,939 related to the fourth quarter of 2009 that would have been otherwise payable in the first quarter of 2010.

FDIC insured institutions are required to pay a Financing Corporation assessment to fund the interest on bonds issued to resolve thrift failures in the 1980s. The Financing Corporation quarterly assessment for the fourth quarter of 2010 equaled 5.765 basis points for each $100 in domestic deposits at our institution. These assessments, which may be revised based upon the level of deposits, will continue until the bonds mature in the years 2017 through 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management of the Bank is not aware of any practice, condition or violation that might lead to termination of the Bank's deposit insurance.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HCSB Financial Corporation and its subsidiary Horry County State Bank is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. Based on this assessment management believes that as of December 31, 2010, the Company's internal control over financial reporting was effective. Management based this assessment on criteria for effective internal control over financial reporting described in *"Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission."* Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors. Based on this assessment, management believes that HCSB Financial Corporation maintained effective internal control over financial reporting as of December 31, 2010.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
HCSB Financial Corporation and Subsidiary
Loris, South Carolina

We have audited the accompanying consolidated balance sheets of HCSB Financial Corporation and Subsidiary (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HCSB Financial Corporation and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Elliott Davis LLC

Columbia, South Carolina
March 28, 2011

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

(Dollars in thousands except share amounts)	December 31, 2010	2009
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 12,191	$ 44,902
Federal funds sold	7,371	1,407
Total cash and cash equivalents	19,562	46,309
Investment securities:		
Securities available-for-sale	265,190	169,463
Nonmarketable equity securities	6,076	6,715
Total investment securities	271,266	176,178
Loans held for sale	15,137	1,669
Loans receivable	430,537	491,652
Less allowance for loan losses	(14,489)	(7,525)
Loans, net	416,048	484,127
Premises, furniture and equipment, net	23,389	24,152
Accrued interest receivable	4,476	4,120
Cash value of life insurance	9,896	9,492
Other real estate owned	16,891	6,432
Other assets	10,776	7,880
Total assets	**$ 787,441**	**$ 760,359**
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 38,255	$ 31,661
Interest-bearing transaction accounts	42,348	41,354
Money market savings accounts	197,067	152,553
Other savings accounts	6,707	6,623
Time deposits $100 and over	151,667	115,762
Other time deposits	192,917	230,339
Total deposits	628,961	578,292
Repurchase agreements	6,646	8,031
Advances from the Federal Home Loan Bank	104,200	118,800
Subordinated debentures	12,062	-
Junior subordinated debentures	6,186	6,186
Accrued interest payable	1,252	1,444
Other liabilities	1,635	2,534
Total liabilities	760,942	715,287
Commitments and Contingencies (Notes 5 & 14)		
Shareholders' Equity:		
Preferred stock, $1,000 par value; Authorized 5,000,000 shares; Issued and outstanding 12,895 at December 31, 2010 and 2009, respectively	12,152	11,962
Common stock, $0.01 par value, 10,000,000 shares authorized; 3,780,845 and 3,787,170 shares issued and outstanding at December 31, 2010 and 2009, respectively	38	38
Capital surplus	30,787	30,856
Common stock warrants	1,012	1,012
Nonvested restricted stock	(564)	(645)
Retained earnings (deficit)	(16,813)	1,291
Accumulated other comprehensive income (loss)	(113)	558
Total shareholders' equity	26,499	45,072
Total liabilities and shareholders' equity	**$ 787,441**	**$ 760,359**

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Operations

(Dollars in thousands except share amounts)	Years ended December 31, 2010	2009
Interest income:		
Loans, including fees	$ 26,151	$ 25,997
Investment securities:		
Taxable	5,978	7,810
Tax-exempt	315	236
Nonmarketable equity securities	25	32
Federal funds sold and other	81	26
Total	32,550	34,101
Interest expense:		
Deposits	10,044	11,632
Borrowings	4,523	3,961
Total	14,567	15,593
Net interest income	**17,983**	**18,508**
Provision for loan losses	23,084	10,361
Net interest income after provision for loan losses	**(5,101)**	**8,147**
Noninterest income:		
Service charges on deposit accounts	1,490	1,610
Credit life insurance commissions	64	46
Gain on sale of residential mortgage loans	950	634
Brokerage commissions	265	234
Other fees and commissions	352	319
Gain (losses) on sales of securities	206	4,102
Income from cash value life insurance	487	480
Other	276	180
Total	4,090	7,605
Noninterest expenses:		
Salaries and employee benefits	8,610	9,791
Net occupancy	1,311	1,190
Marketing and advertising	385	457
Loss on sale of assets	33	29
Loss on sale/writedown of OREO	3,465	520
Furniture and equipment	1,368	1,320
Loss on other than temporary impairment	-	122
FDIC insurance premiums	1,473	1,237
Other operating	3,996	3,274
Total	20,641	17,940
Loss before income taxes	**(21,652)**	**(2,188)**
Income tax benefit	(4,383)	(840)
Net loss	**$ (17,269)**	**$ (1,348)**
Accretion of preferred stock to redemption value	(190)	(146)
Preferred dividends accrued	(163)	(163)
Net loss available to common shareholders	**$ (17,622)**	**$ (1,657)**
Net loss per common share		
Basic	**$ (4.65)**	**$ (0.44)**
Diluted	**$ (4.65)**	**$ (0.44)**
Average common shares outstanding		
Basic	**3,787,153**	**3,787,327**
Diluted	**3,787,153**	**3,787,327**

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
Years ended December 31, 2010 and 2009

(Dollars in thousands except share data)	Common Stock		Common Stock Warrants	Preferred Stock		Nonvested Restricted Stock	Capital Surplus	Retained Earnings (deficit)	Accumulated other compre-hensive income (loss)	Total
	Shares	Amount		Shares	Amount					
Balance, December 31, 2008	**3,788,293**	**$ 38**	**$ -**	**—**	**$ —**	**$ (645)**	**$ 30,728**	**$ 3,231**	**$ 1,098**	**$ 34,450**
Adjustment due to 3% stock dividend of January 22, 2009	(1,123)						(19)	19		-
Net loss for the period								(1,348)		(1,348)
Other comprehensive income, net of tax									(540)	(540)
Comprehensive loss										(1,888)
Issuance of preferred stock				12,895	11,816					11,816
Issuance of common stock warrants			1,012							1,012
Accretion of preferred stock to redemption value					146			(146)		-
Stock compensation expense							147			147
Payment of dividend on preferred stock								(446)		(446)
Payment of fractional shares								(19)		(19)
Balance, December 31, 2009	**3,787,170**	**$ 38**	**$ 1,012**	**12,895**	**$ 11,962**	**$ (645)**	**$ 30,856**	**$ 1,291**	**$ 558**	**$ 45,072**
Net loss for the period								(17,269)		(17,269)
Other comprehensive income, net of tax									(671)	(671)
Comprehensive income										(17,940)
Accretion of preferred stock to redemption value					190			(190)		-
Payment of dividend on preferred stock								(645)		(645)
Forfeiture of restricted stock	(6,325)					81	(81)			-
Stock compensation expense							12			12
Balance, December 31, 2010	**3,780,845**	**$ 38**	**$ 1,012**	**12,895**	**$ 12,152**	**$ (564)**	**$ 30,787**	**$ (16,813)**	**$ (113)**	**$ 26,499**

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years ended December 31, 2010	2009
Cash flows from operating activities:		
Net loss	$ (17,269)	$ (1,348)
Adjustments to reconcile net loss to net cash used by operating activities:		
Provision for loan losses	23,084	10,361
(Increase) decrease on deferred income tax	(2,909)	909
Depreciation expense	1,050	944
Premium amortization less discount accretion	990	673
Amortization of net deferred loan costs	28	41
Gain on sale of securities available-for-sale	(206)	(4,102)
Loss on sale of other real estate owned	3,465	520
Loss on sale of other assets	33	29
Gain on disposal of premises and equipment	(19)	-
Origination in loans held for sale	(50,945)	(40,885)
Sale or paydowns of loans held for sale	37,476	39,286
Increase in interest receivable	(356)	(495)
Decrease in interest payable	(192)	(661)
Decrease (increase) in other assets	47	(5,240)
Loss on other than temporary impairment investment	-	122
Stock compensation expense	12	147
Income (net of mortality costs) on cash value of life insurance	(404)	(427)
Decrease in other liabilities	(572)	(1,388)
Net cash used by operating activities	(6,687)	(1,514)
Cash flows from investing activities:		
Purchases of securities available-for-sale	(206,303)	(193,140)
Maturities of securities available-for-sale	90,051	90,213
Proceeds from sales of securities available-for-sale	18,676	103,027
Net (increase) decrease in loans to customers	26,488	(76,397)
Purchase of premises, furniture and equipment	(311)	(6,040)
Proceeds from sale of premises, furniture and equipment	43	-
Proceeds from sale of other real estate owned	4,556	2,503
Purchase of life insurance contracts	-	(600)
Sales (purchases) of nonmarketable equity securities	639	(1,576)
Net cash used by investing activities	(66,161)	(82,010)
Cash flows from financing activities:		
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	52,186	56,009
Net increase (decrease) in time deposits	(1,517)	37,532
Net decrease in notes payable	-	(4,500)
Net increase in subordinated debentures	12,062	-
Net increase (decrease) in FHLB borrowings	(14,600)	26,800
Dividend paid on preferred stock	(645)	(446)
Net increase in preferred stock	-	12,828
Net decrease in repurchase agreements	(1,385)	(1,141)
Increase in federal funds purchased	-	(7,653)
Cash paid for fractional shares	-	(19)
Net cash provided by financing activities	46,101	119,410
Net increase (decrease) in cash and cash equivalents	(26,747)	35,886
Cash and cash equivalents, beginning of year	46,309	10,423
Cash and cash equivalents, end of year	$ 19,562	$ 46,309

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation - The accompanying consolidated financial statements include the accounts of HCSB Financial Corporation which was incorporated on June 10, 1999 (the Company) to serve as a bank holding company for its subsidiary and its wholly owned subsidiary, Horry County State Bank (the Bank). The Company was incorporated on June 10, 1999. The Bank was incorporated on December 18, 1987, and opened for operations on January 4, 1988. The principal business activity of the Company is to provide commercial banking services in Horry County, South Carolina, and in Columbus and Brunswick Counties, North Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation. HCSB Financial Trust I (The Trust) is a special purpose subsidiary organized for the sole purpose of issuing trust preferred securities. The operations of the Trust have not been consolidated in these financial statements.

Management's Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, and the carrying amount of real estate acquired in connection with foreclosures or in satisfaction of loans. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Investment Securities - Investment securities available-for-sale by the Company are carried at amortized cost and adjusted to their estimated fair value. The unrealized gain or loss is recorded in shareholders' equity net of the deferred tax effects. Management does not actively trade securities classified as available-for-sale, but intends to hold these securities for an indefinite period of time and may sell them prior to maturity to achieve certain objectives. Reductions in fair value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis in the security. The adjusted cost basis of securities available-for-sale is determined by specific identification and is used in computing the realized gain or loss from a sales transaction.

Nonmarketable Equity Securities - Nonmarketable equity securities include the Company's investments in the stock of the Federal Home Loan Bank at December 31, 2010 and 2009. The stocks are carried at cost because they have no quoted market value and no ready market exists. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize the borrowings. Dividends received on Federal Home Loan Bank stock is included as a separate component in interest income.

At December 31, 2010 and 2009, the investment in Federal Home Loan Bank stock was $5,887,000 and $6,504,000, respectively. The Company also had an investment in the holding company of a community bank, which has been written down to $3,000 in 2010 to reflect fair value at December 31, 2010. It was originally purchased at $25,000. Also included in nonmarketable equities is investment in the Trust, which totaled $186,000 at December 31, 2010 and 2009.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Loans held for Sale - Loans held for sale consist of residential mortgage loans the Company originates for sale to secondary market investors. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Fees collected in conjunction with origination activities are deferred as part of the cost basis of the loan and recognized when the loan is sold. Gains or losses on sales are recognized when the loans are sold and are determined as the difference between the sales price and the carrying value of the loans.

The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

Loans Receivable - Loans receivable are stated at their unpaid principal balance. Interest income on loans is computed based upon the unpaid principal balance. Interest income is recorded in the period earned.

The accrual of interest income is generally discontinued when a loan becomes contractually 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

Loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are subject to these criteria except for smaller balance homogeneous loans that are collectively evaluated for impairment and loans measured at fair value or at the lower of cost or fair value. The Company considers its consumer installment portfolio, credit card loans, and home equity lines as such exceptions. Therefore, loans within the real estate and commercial loan portfolios are reviewed individually.

Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged off with a corresponding entry to the allowance for loan losses. The accrual of interest is discontinued on an impaired loan when management determines the borrower may be unable to meet payments as they become due. As discussed in Note 5, nonaccrual loans comprise a substantial majority of loans classified as impaired at December 31, 2010 and 2009.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily throughout Horry County in South Carolina and Columbus and Brunswick counties of North Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions except for loans secured by residential and commercial real estate and commercial and industrial non-real estate loans. These concentrations of residential and commercial real estate loans and commercial and industrial non-real estate loans totaled $166,815,000 and $54,693,000, respectively, at December 31, 2010, representing 629.51% and 206.40%, respectively, of total equity and 40.10% and 13.15%, respectively, of net loans receivable.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Concentrations of Credit Risk *(continued)* - In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Allowance for Loan Losses - Management believes that the allowance is adequate to absorb inherent losses in the loan portfolio; however, assessing the adequacy of the allowance is a process that requires considerable judgment. Management's judgments are based on numerous assumptions about current events, which management believes to be reasonable, but which may or may not be valid. Thus there can be no assurance that loan losses in future periods will not exceed the current allowance amount or that future increases in the allowance will not be required. No assurance can be given that management's ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of the Company.

The allowance is subject to examination by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. In addition, such regulatory agencies could require the Company to adjust its allowance based on information available to them at the time of their examination.

The methodology used to determine the reserve for unfunded lending commitments, which is included in other liabilities, is inherently similar to that used to determine the allowance for loan losses adjusted for factors specific to binding commitments, including the probability of funding and historical loss ratio.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; furniture and equipment - 3 to 25 years. The cost of assets sold or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts, and the resulting gains or losses are reflected in the income statement.

Maintenance and repairs are charged to current expense as incurred, and the costs of major renewals and improvements are capitalized.

Other Real Estate Owned - Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is initially recorded at the lower of cost (principal balance of the former loan plus costs of improvements) or fair value, less estimated costs to sell.

Any write-downs at the dates of acquisition are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expenses.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Income and Expense Recognition - The accrual method of accounting is used for all significant categories of income and expense. Immaterial amounts of insurance commissions and other miscellaneous fees are reported when received.

Income Taxes - Amounts provided for income taxes are based on income reported for financial statement purposes. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore no reserves for uncertain income tax positions have been recorded.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $385,000 and $457,000 were included in the Company's results of operations for 2010 and 2009, respectively.

Net Income (Loss) Per Common Share - Basic income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted net income (loss) per common share is computed based on net income (loss) divided by the weighted average number of common and potential common shares. The only potential common share equivalents are those related to stock options and restricted stock awards. Stock options which are anti-dilutive are excluded from the calculation of diluted net income (loss) per common share.

Comprehensive Income - Accounting principles generally require recognized income, expenses, gains, and losses to be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

The components of other comprehensive income and related tax effects are as follows:

(Dollars in thousands)	Years Ended December 31, 2010	2009
Unrealized gains (losses) on securities available-for-sale	$ (859)	$ 3,245
Reclassification adjustment for gains realized in net income	(206)	(4,102)
Net unrealized losses on securities	(1,065)	(857)
Tax effect	394	317
Net-of-tax amount	$ (671)	$ (540)

Statements of Cash Flows - For purposes of reporting cash flows, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks, federal funds sold, and time deposits with other banks with maturities of three months or less.

The following summarizes supplemental cash flow information:

(Dollars in thousands)	Years ended December 31, 2010	2009
Cash paid for interest	$ 14,759	$ 16,254
Cash paid for income taxes	-	831
Supplemental noncash investing and financing activities:		
Transfers of loans to other real estate owned	18,480	6,490
Charge-offs	16,726	9,808

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Pronouncements – The following is a summary of recent authoritative pronouncements.

In March 2010, guidance related to derivatives and hedging was amended to exempt embedded credit derivative features related to the transfer of credit risk from potential bifurcation and separate accounting. Embedded features related to other types of risk and other embedded credit derivative features are not exempt from potential bifurcation and separate accounting. The amendments were effective for the Company on July 1, 2010. These amendments had no impact on the financial statements.

In January 2010, fair value guidance was amended to require disclosures for significant amounts transferred in and out of Levels 1 and 2 and the reasons for such transfers and to require that gross amount of purchases, sales, issuances and settlements be provided in the Level 3 reconciliation. Disaggregation of classes of assets and liabilities is also required. The new disclosures are effective for the Company for the current year and have been reflected in the Fair Value footnote.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

In July 2010, the Receivables topic of the ASC was amended to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments will require the allowance disclosures to be provided on a disaggregated basis. The Company is required to begin to comply with the disclosures in its financial statements for the year ended December 31, 2010. Disclosures about Troubled Debt Restructurings (TDRs) required by the Update have been deferred by FASB in an update issued in early 2011. The TDR disclosures are anticipated to be effective for periods ending after June 15, 2011.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future. Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies. The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting originator compensation, minimum repayment standards, and pre-payments. Management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on our business, financial condition, and results of operations.

In August 2010, two updates were issued to amend various SEC rules and schedules pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies and based on the issuance of SEC Staff Accounting Bulletin 112. The amendments related primarily to business combinations and removed references to "minority interest" and added references to "controlling" and "noncontrolling interests(s)". The updates were effective upon issuance but had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Additionally, the Company is subject to certain regulations due to our participation in the Capital Purchase Program. Pursuant to the terms of the CPP Purchase Agreement between us and the Treasury, we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury holds the equity issued pursuant to the CPP Purchase Agreement, including the common stock which may be issued pursuant to the CPP Warrant. These standards generally apply to our named executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; (4) prohibition on providing tax gross-up provisions; and (5) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

In February, 2005 the Bank purchased a $500,000 15-year renewable and convertible term life insurance policy through Banner Life Insurance Company on the life of James R. Clarkson, President and CEO. The Bank is both the owner and the beneficiary of this key person policy. The purpose of securing this policy was to provide the Bank with financial protection in the event of the unexpected death of Mr. Clarkson and better enable the Bank to attract a qualified replacement for Mr. Clarkson in such a situation.

Legislation that has been adopted after we closed on our sale of Series T Preferred Stock and warrants to the Treasury for $12.9 million pursuant to the Capital Purchase Program on March 6, 2009, or any legislation or regulations that may be implemented in the future, may have a material impact on the terms of our Capital Purchase Program transaction with the Treasury. If we determine that any such legislation or any regulations, in whole or in part, alter the terms of our Capital Purchase Program transaction with the Treasury in ways that we believe are adverse to our ability to effectively manage our business, then it is possible that we may seek to unwind, in whole or in part, the Capital Purchase Program transaction by repurchasing some or all of the preferred stock and warrants that we sold to the Treasury pursuant to the Capital Purchase Program. If we were to repurchase all or a portion of such preferred stock or warrants, then our capital levels could be materially reduced.

Reclassifications - Certain captions and amounts in the 2009 financial statements were reclassified to conform to the 2010 presentation.

NOTE 2 – REGULATORY MATTERS

Consent Order

On February 10, 2011, the Bank entered into the Consent Order with the FDIC and the State Board. The Consent Order requires the Bank to, among other things, take the following actions: achieve and maintain, within 150 days from the effective date of the Consent Order, Total Risk-Based capital at least equal to 10% of risk-weighted assets and Tier 1 capital at least equal to 8% of total assets; reduce the level of the Bank's classified assets; eliminate all assets or portions of assets classified "Loss" and 50% of those assets classified "Doubtful" in the Bank's most recent examination report; analyze and assess the Bank's management and staffing needs to ensure the Bank has qualified management in place as well as the appropriate organizational structure; increase Board oversight of the Bank; limit asset growth; eliminate the Bank's reliance on brokered deposits; ensure the adequacy of the Bank's allowance for loan and lease losses; formulate and implement a comprehensive financial plan to address profitability, improve income, monitor expenses, and restructure the Bank's balance sheet; ensure the full implementation of the Bank's written lending and collection policy to provide effective guidance and control over the Bank's lending function; implement a plan addressing liquidity, contingency funding, and overall balance sheet management; establish an enhanced internal loan review program; correct all violations of law, regulation, and contraventions of policy which are listed in the Bank's most recent examination report; not extend any additional credit to any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified "Loss" or "Doubtful" and is uncollected; not declare or pay dividends or bonuses without the prior written approval of the FDIC and the State Board; reduce any segment of the Bank's loan portfolio that is an undue concentration of credit; and supply written progress reports to the FDIC and the State Board.

Prior to receipt of the Consent Order, the Bank's Board of Directors and management adopted and began executing a proactive and aggressive strategic plan to address the matters described in the Consent Order. The Bank's Board of

NOTE 2 – REGULATORY MATTERS - *continued*

Directors and management have been, and continue to be, keenly focused on executing this plan and have already complied with a number of the requirements of the Consent Order. As of December 31, 2010 the Bank met the requirements to be classified as "adequately capitalized". Due to the impact of the current economic environment on the Bank, in accordance with the Consent Order, we have developed a capital plan through which we intend to achieve the "well-capitalized" designation and continue operating with a plan of slow growth. Our capital plan outlines how we intend to achieve this goal through a combination of targeted asset reductions coupled with raising additional capital. We are currently exploring a number of likely financing alternatives to strengthen the capital level of the Bank.

The Company is working diligently to improve asset quality and to reduce its investment in commercial real estate loans as a percentage of Tier 1 capital. The Company is reducing its reliance on brokered deposits and is committed to improving the Bank's capital position.

NOTE 3 - CASH AND DUE FROM BANKS

The Bank is required by regulation to maintain an average cash reserve balance based on a percentage of deposits. At December 31, 2010 and 2009, the requirements were satisfied by amounts on deposit with the Federal Reserve Bank and cash on hand.

NOTE 4 - INVESTMENT SECURITIES

Securities available-for-sale consisted of the following:

	Amortized	Gross Unrealized		Estimated
(Dollars in thousands)	Cost	Gains	Losses	Fair Value
December 31, 2010				
Government-sponsored enterprises	$ 55,661	$ 372	$ 1,072	$ 54,961
Mortgage-backed securities	187,649	3,313	1,878	189,084
Obligations of state and local governments	22,060	173	1,088	21,145
Total	$ 265,370	$ 3,858	$ 4,038	$ 265,190
December 31, 2009				
Government-sponsored enterprises	$ 27,730	$ 98	$ 317	$ 27,511
Mortgage-backed securities	135,386	1,928	1,059	136,255
Obligations of state and local governments	5,462	257	22	5,697
Total	$ 168,578	$ 2,283	$ 1,398	$ 169,463

The following is a summary of maturities of securities available-for-sale as of December 31, 2010. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Securities Available-For-Sale	
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
Due after one year but within five years	$ 4,150	$ 4,263
Due after five years but within ten years	48,147	48,213
Due after ten years	213,073	212,714
Total	**$ 265,370**	**$ 265,190**

NOTE 4 - INVESTMENT SECURITIES - *continued*

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at:

Securities Available for Sale

December 31, 2010

	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Government-sponsored enterprises	$ 43,222	$ 1,072	$ -	$ -	$ 43,222	$ 1,072
Mortgage-backed securities	58,691	1,537	8,459	341	67,150	1,878
Obligations of state and local Governments	13,164	1,088	-	-	13,164	1,088
Total	**$115,077**	**$ 3,697**	**$ 8,459**	**$ 341**	**$ 123,536**	**$ 4,038**

December 31, 2009

	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Government-sponsored enterprises	$ 14,835	$ 316	$ -	$ -	$ 14,835	$ 317
Mortgage-backed securities	25,493	946	1,218	113	26,711	1,059
Obligations of state and local Governments	253	22	-	-	253	22
Total	**$ 40,581**	**$ 1,284**	**$ 1,218**	**$ 113**	**$ 41,799**	**$ 1,398**

Management evaluates its investment portfolio periodically to identify any impairment that is other than temporary. At December 31, 2010, the Company had four individual securities, or 3.19% of the security portfolio, that have been in an unrealized loss position for more than twelve months. Management believes these losses are temporary and are a result of the current interest rate environment. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost.

At December 31, 2010 and 2009, investment securities with a book value of $137,814,000 and $142,877,000, respectively, and a market value of $140,251,000 and $143,744,000, respectively, were pledged to secure deposits.

Gross realized gains on sales of available-for-sale securities in 2010 were $521,000. There were gross realized losses experienced on sales of available-for-sale securities of $315,000 during 2010.

NOTE 5 - LOANS RECEIVABLE

Loans consisted of the following:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Real estate - construction and land development	$ 90,064	$ 95,788
Real estate - mortgage and commercial	262,131	305,561
Agricultural	10,679	10,338
Commercial and industrial	54,693	60,914
Consumer	12,446	15,871
All other loans (including overdrafts)	524	3,180
Total gross loans	$430,537	$491,652

Certain parties (principally certain directors and officers of the Company, their immediate families, and business interests) were loan customers and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amounts of loans to related parties were $17,182,000 and $14,974,000 at December 31, 2010 and 2009, respectively. During 2010, advances on related party loans totaled $1,963,000, and repayments were $406,000.

Transactions in the allowance for loan losses are summarized below:

(Dollars in thousands)	**Years Ended December 31, 2010**	**2009**
Balance, beginning of year	$ 7,525	$ 4,416
Provision charged to operations	23,084	10,361
Recoveries on loans previously charged off	606	2,556
Loans charged off	(16,726)	(9,808)
Balance, end of year	**$ 14,489**	**$ 7,525**

The following table summarizes management's internal credit risk grades, by portfolio class, as of December 31, 2010.

	Real Estate – Other	**Commercial Real Estate**	**Commercial**	**Consumer**	**Other**	**Total**
Pass Loans	$ 153,019	$ 111,129	$ 47,333	$ 12,064	$ 10,126	$ 333,671
Grade 1 - Prime	-	-	4,243	1,578	310	6,131
Grade 2 - Good	21,081	17,236	10,403	240	73	49,033
Grade 3 - Acceptable	116,842	78,564	29,101	9,140	9,203	242,850
Grade 4 – Acceptable w/ Care	15,096	15,329	3,586	1,106	540	35,657
Grade 5 – Special Mention	31,327	55,453	6,558	369	1,077	94,784
Grade 6 - Substandard	1,034	233	802	13	-	2,082
Grade 7 - Doubtful	-	-	-	-	-	-
Total loans	$ 185,380	$ 166,815	$ 54,693	$ 12,446	$ 11,203	$ 430,537

NOTE 5 – LOANS RECEIVABLE - *continued*

The following chart details the breakdown of the loan portfolio as of December 31, 2010 by its performance within the portfolio:

	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual Loans	Total Past Due	Current	Total Loans Receivable
2010						
Commercial	$ 710	$ 51	$ 966	$ 1,727	$ 52,966	$ 54,693
Commercial real estate:						
Construction	3,544	1,351	15,029	19,924	70,140	90,064
Other	1,951	56	1,107	3,114	73,636	76,750
Real Estate:						
Other	3,484	876	6,960	11,320	174,061	185,381
Consumer:						-
Other	251	24	6	281	11,206	11,487
Revolving credit	1	1	-	2	957	959
Other	-	9	1,129	1,138	10,065	11,203
Total	$ 9,941	$ 2,368	$ 25,197	$ 37,506	$ 393,031	$ 430,537
2009						
Commercial	$ 1,102	$ 159	$ 723	$ 1,984	$ 58,931	$ 60,915
Commercial real estate:						
Construction	1,398	26	4,459	5,883	89,905	95,788
Other	2,105	91	10,563	12,759	90,284	103,043
Real Estate:						
Other	2,886	1,324	7,232	11,442	191,075	202,517
Consumer:						
Other	154	55	155	364	14,639	15,003
Revolving credit	4	-	3	7	861	868
Other	1,442	-	3	1,445	12,073	13,518
Total	$ 9,091	$ 1,655	$ 23,138	$ 33,884	$ 457,768	$ 491,652

NOTE 5 – LOANS RECEIVABLE - ***continued***

The following chart details our nonperforming loans, by collateral, for the years ended December 31, 2010 and 2009:

	2010	2009
Commercial	$ 966	$ 723
Commercial real estate:		
Construction	15,029	4,459
Other	1,107	10,563
Consumer:		
Other	6	155
Revolving Credit Plans	-	3
Residential	6,960	7,232
Other	1,129	3
Total	$ 25,197	$ 23,138

NOTE 5 – LOANS RECEIVABLE - *continued*

The following chart details the activity within our allowance for loan losses as of December 31, 2010:

2010	Commercial	Commercial Real Estate	Consumer	Residential	Other	Total
Allowance for loan losses:						
Beginning balance	$ 956	$ 2,916	$ 217	$ 3,240	$ 196	$ 7,525
Charge-offs	2,396	8,092	222	5,988	28	16,726
Recoveries	181	185	32	205	3	606
Provisions	2,309	12,228	104	7,842	601	23,084
Ending balance	$ 1,050	$ 7,237	$ 131	$ 5,299	$ 772	$ 14,489
Ending balances:						
Individually evaluated for impairment	$ 862	$ 4,446	$ -	$ 2,652	$ -	$ 7,960
Collectively evaluated for impairment	$ 188	$ 2,791	$ 131	$ 2,647	$ 772	$ 6,529
Total	$ 1,050	$ 7,237	$ 131	$ 5,299	$ 772	$ 14,489
Loans receivable:						
Ending balance - total	$ 54,693	$ 166,814	$ 12,446	$ 185,381	$ 11,203	$ 430,537
Ending balances:						
Individually evaluated for impairment	$ 3,089	$ 45,412	$ 46	$ 20,621	$ -	$ 69,168
Collectively evaluated for impairment	$ 51,604	$ 121,402	$ 12,400	$ 164,760	$ 11,203	$ 361,369
Total	$ 54,693	$ 166,814	$ 12,446	$ 185,381	$ 11,203	$ 430,537

Loans on the Company's loan watch list are considered potential problem loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of the delay, are expected to be collected.

As of December 31, 2010 and 2009, the Company had nonaccrual loans of approximately $25,197,000 and $23,138,000, respectively. These loans comprise a substantial majority of loans classified as impaired. At December 31, 2010, the Company did not have any loans that were contractually past due 90 days or more and still accruing interest. The additional interest income, which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms, was $1,453,000 and $1,141,000 during 2010 and 2009, respectively. Average impaired loans as of December 31, 2010 and 2009 were $44,889,000 and

NOTE 5 – LOANS RECEIVABLE - *continued*

$16,954,000, respectively. Total impaired loans at December 31, 2010 and 2009 were $69,168,000 and $37,275,000. At December 31, 2010, $46,178,533 of impaired loans had a specific allowance of $7,960,434 and $22,989,278 of impaired loans had no specific allowance. At December 31, 2009, $19,235,851 of total impaired loans had a specific allowance of $3,620,511 and $18,039,538 of impaired loans had no specific allowance.

At December 31, 2010, the principal balance of troubled debt restructurings totaled $17.6 million. All loans are currently performing as expected under the new terms. A troubled debt restructuring can be removed from "troubled' status once there is sufficient history of demonstrating the borrower can service the credit under market terms. We currently consider sufficient history to be approximately six months. The following chart shows the trouble debt restructurings as of December 31, 2010 and the recorded investment therein:

	Number of Contracts	Recorded Investment	Related Allowance
2010			
Troubled Debt Restructurings			
Commercial	18	$ 10,510,573	$ 72,720
Residential	19	7,078,411	176,106
Consumer	1	46,051	-

The following chart details our impaired loans, which includes troubled debt restructurings, by category as of December 31, 2010 and 2009:

NOTE 5 – LOANS RECEIVABLE - *continued*

	Recorded Investment	Related Allowance
2010		
With no related allowance recorded:		
Commercial		
Land Acquisition & Development	$ 12,521	$ -
Other	5,813	-
Consumer	46	-
Residential		
Home Equity Lines of Credit	472	-
Other	4,091	-
With an allowance recorded:		
Commercial		
Land Acquisition & Development	19,492	3,756
Other	10,675	1,552
Consumer	-	-
Residential		
Home Equity Lines of Credit	-	-
Other	16,058	2,652
Total:		
Commercial	48,501	5,308
Consumer	46	-
Residential	20,621	2,652
	$ 69,168	$ 7,960
2009		
With no related allowance recorded:		
Commercial		
Land Acquisition & Development	$ -	$ -
Other	15,755	-
Consumer	-	-
Residential		
Home Equity Lines of Credit	-	-
Other	2,284	-
With an allowance recorded:		
Commercial		
Land Acquisition & Development	4,608	712
Other	8,149	1,404
Consumer	87	9
Residential		
Home Equity Lines of Credit	-	-
Other	6,393	1,496
Total:		
Commercial	28,512	2,116
Consumer	87	9
Residential	8,677	1,496
	$ 37,276	$ 3,621

NOTE 5 – LOANS RECEIVABLE - *continued*

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The fair value of standby letters of credit is insignificant.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party.

Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties. The following table summarizes the Company's off-balance sheet financial instruments whose contract amounts represent credit risk:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Commitments to extend credit	$ 42,491	$ 53,840
Standby letters of credit	841	1,137

NOTE 6 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Land	$ 7,099	$ 7,099
Buildings and land improvements	16,219	16,160
Furniture and equipment	7,394	7,370
Leasehold improvements	65	65
	30,777	30,694
Less accumulated depreciation	(7,388)	(6,542)
Premises, furniture and equipment, net	$ 23,389	$ 24,152

Depreciation expense for the years ended December 31, 2010 and 2009 was $1,050,000 and $944,000, respectively.

NOTE 7 – OTHER REAL ESTATE OWNED

Transactions in other real estate owned for the periods ended December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Balance, beginning of year	$ 6,432	$ 2,965
Additions	18,480	6,490
Sales proceeds	(4,556)	(2,503)
Net loss and/or write-downs	(3,465)	(520)
Balance, end of period	$ 16,891	$ 6,432

NOTE 8 - OTHER ASSETS

Other assets consisted of the following:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Prepaid expenses and insurance	$ 556	$ 624
Prepaid FDIC insurance premiums	2,106	3,507
Unamortized software	95	191
Net deferred tax asset	4,998	1,888
Other	3,021	1,670
Total	$ 10,776	$ 7,880

NOTE 9 - DEPOSITS

At December 31, 2010, the scheduled maturities of time deposits were as follows:

(Dollars in thousands)

Maturing In	Amount
2011	$ 219,042
2012	70,040
2013	27,317
2014	11,296
2015 and thereafter	16,889
Total	$ 344,584

Overdrawn transaction accounts in the amount of $125,000 were classified as loans as of December 31, 2010 and 2009, respectively.

Related party deposits by directors including their affiliates and executive officers totaled approximately $4,782,000 and $4,861,000 at December 31, 2010 and 2009, respectively.

NOTE 10 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consisted of the following:

(Dollars in thousands)	Interest	December 31,	
Advances maturing on:	**Rate**	**2010**	**2009**
March 1, 2010	5.92%	$ -	$ 5,000
May 24, 2010	6.49%	-	4,600
October 15, 2010	4.59%	-	5,000
March 16, 2011	1.94%	500	500
March 22, 2011	0.30%	5,000	5,000
January 17, 2012	0.29%	5,000	5,000
March 19, 2012	2.56%	500	500
April 13, 2012	2.56%	1,000	1,000
July 23, 2012	3.81%	-	5,000
September 4, 2012	4.42%	-	5,000
September 7, 2012	4.05%	-	1,000
January 29, 2013	2.87%	2,000	2,000
February 20, 2013	2.93%	2,000	2,000
March 4, 2013	2.90%	3,000	3,000
April 8, 2013	2.86%	2,000	2,000
April 15, 2013	2.65%	2,000	2,000
April 22, 2013	2.55%	2,000	2,000
May 1, 2013	2.60%	2,000	2,000
October 18, 2013	2.63%	5,000	5,000
December 23, 2013	1.36%	6,000	-
January 22, 2014	2.95%	200	200
March 20, 2014	3.05%	2,000	2,000
April 21, 2014	2.95%	3,000	3,000
April 28, 2014	2.95%	2,000	2,000
May 8, 2014	3.00%	3,000	3,000
October 1, 2014	2.89%	3,000	3,000
December 8, 2014	3.24%	5,000	5,000
December 22, 2014	1.87%	10,000	-
January 26, 2015	2.73%	2,000	2,000
March 19, 2015	2.66%	4,000	4,000
August 20, 2018	3.44%	5,000	5,000
September 4, 2018	3.60%	2,000	2,000
September 4, 2018	3.32%	5,000	5,000
September 10, 2018	3.25%	5,000	5,000
September 10, 2018	3.45%	5,000	5,000
September 18, 2018	2.95%	5,000	5,000
October 10, 2018	2.63%	-	5,000
August 20, 2019	3.86%	5,000	5,000
Total		**$ 104,200**	**$ 118,800**

NOTE 10 - ADVANCES FROM THE FEDERAL HOME LOAN BANK - *continued*

As of December 31, 2010, the Company's portfolio of FHLB advances consisted of $10,000,000 of adjustable rate credits, $46,200,000 of fixed rate credits, and $48,000,000 of convertible advances. Interest on fixed rate advances is generally payable monthly and interest on all other advances is payable quarterly. Convertible advances are callable by the Federal Home Loan Bank on their respective call dates. The Company has the option to either repay any advance that has been called or to refinance the advance as a convertible advance.

At December 31, 2010, the Company had pledged as collateral for FHLB advances approximately $19,732,000 of one-to-four family first mortgage loans, $32,994,000 of commercial real estate loans, $15,690,000 in home equity lines of credit, $4,239,000 in multifamily loans and $85,684,000 of agency and private issue mortgage-backed securities. The Company has an investment in Federal Home Loan Bank stock of $5,887,000. The Company has $11,846,000 in excess borrowing capacity with the Federal Home Loan Bank that is available if liquidity needs should arise. As a result of negative financial performance indicators, there is also a risk that the Bank's ability to borrow from the FHLB could be curtailed or eliminated, although to date the Bank has not been denied advances from the FHLB or had to pledge additional collateral for its borrowings.

As of December 31, 2010, scheduled principal reductions include $5,500,000 in 2011, $6,500,000 in 2012, $26,000,000 in 2013, $28,200,000 in 2014, $6,000,000 in 2015, and $32,000,000 in years thereafter.

NOTE 11 – JUNIOR SUBORDINATED DEBENTURES

On December 21, 2004, HCSB Financial Trust I, (a non-consolidated subsidiary) issued $6.0 million floating rate trust preferred securities with a maturity of December 31, 2034. The rate is adjusted quarterly and was 2.65% at December 31, 2010. In accordance with current accounting standards, the trust has not been consolidated in these financial statements. The Company received from the Trust the $6.0 million proceeds from the issuance of the securities and the $186,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the trust as a $6,186,000 junior subordinated debenture. The current regulatory rules allow certain amounts of junior subordinated debentures to be included in the calculation of regulatory capital. The debenture issuance costs, net of accumulated amortization, totaled $88,000 at December 31, 2010 and are included in other assets on the consolidated balance sheet. Amortization of debt issuance costs totaled $3,667 for each of the years ended December 31, 2010 and 2009. In February, 2011, the Company informed the Trustee of the $6,000,000 in trust preferred securities of our deferral of our quarterly interest payment.

The Company invested $5,880,000 in the Company's wholly-owned subsidiary, Horry County State Bank. The remaining balance is being maintained by the Company to fund operations.

NOTE 12 - SUBORDINATED DEBENTURES

On July 31, 2010, the Company completed a private placement of subordinated promissory notes that totaled $12,062,011. The notes bear interest at the rate of 9% per annum payable semiannually on April 5th and October 5th. Thereafter and until their maturity ten years from the date of issuance, interest will accrue on the unpaid principal amount of the notes at the current Prime Rate, as published by the Wall Street Journal, plus 300 basis points; provided, that the rate shall not be less than 8.00% per annum or more than 12.00% per annum. The subordinated notes have been structured to fully count as Tier 2 regulatory capital on a consolidated basis.

NOTE 13 - LEASE COMMITMENTS

On January 1, 2008, the Company renewed a lease agreement for land on which to operate its Tabor City branch. The lease has a five-year term that expires December 31, 2012. The Company has an option for nine additional five-year renewal periods thereafter. The lease has a rental amount of $1,047 per month through December 31, 2012. The lease gives the Company the first right of refusal to purchase the property at an unimproved value if the owners decide to sell. The Company also pays applicable property taxes on the property.

Future minimum lease payments are expected to be approximately $12,564 per year.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2010 management was not aware of any pending or threatened litigation or unasserted claims that could result in losses, if any, that would be material to the financial statements.

NOTE 15 - SHAREHOLDERS' EQUITY

Stock Dividends - In January 2011 and 2010, the Board of Directors declared no stock dividend to shareholders of record.

Restrictions on Dividends - South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to the Company are payable only from the undivided profits of the Bank. At December 31, 2010 the Bank's undivided profits were $436,787. Subject to the restrictions under the Consent Order described below, the Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board, provided that the Bank received a composite rating of one or two at the last federal or state regulatory examination. In addition, pursuant to the terms of the Consent Order, the Bank is prohibited from declaring a dividend on its shares of common stock unless it receives approval from the FDIC and the State Board. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted. Prior to March 6, 2012, so long as the Treasury owns the 12,985 shares of preferred stock issued pursuant to the Capital Purchase Program, the Company is not permitted to increase cash dividends on its common stock without the Treasury's consent.

NOTE 16 - CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.

To be considered "well-capitalized," the Bank must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. To be considered "adequately capitalized" under these capital

NOTE 16 – CAPITAL REQUIREMENTS - *continued*

guidelines, the Bank must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, Bank must maintain a minimum Tier 1 leverage ratio of at least 4%. Further, pursuant to the terms of the Consent Order with the FDIC and the State Board, the Bank must achieve and maintain Tier 1 capital at least equal to 8% and total risk-based capital at least equal to 10% by July 10, 2011.

As of December 31, 2010, the Bank's capital ratios were "adequately capitalized." In addition, due to the impact of the current economic environment on the Bank, in accordance with the Consent Order, we have developed a capital plan through which we intend to regain our "well-capitalized" designation and continue our growth. Our capital plan outlines how we intend to regain our "well-capitalized" capital position by raising additional capital. We are currently exploring a number of financing alternatives to strengthen the capital levels of the Bank. However, if we fail to maintain these required capital levels, then the FDIC may deem noncompliance to be an unsafe and unsound banking practice which may make the Bank subject to additional regulatory requirements.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		Minimum Requirement For Capital Adequacy Purposes		Minimum Capital Levels Set Forth in Regulatory Consent Order	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010						
The Company						
Total capital (to risk-weighted assets)	$ 51,138	10.05%	$ 40,726	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	32,612	6.41%	20,363	4.00%	N/A	N/A
Tier 1 capital (to average assets)	32,612	4.10%	31,787	4.00%	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 47,720	9.38%	$ 40,721	8.00%	$ 50,901	10.00%
Tier 1 capital (to risk-weighted assets)	41,257	8.11%	20,360	4.00%	(1)	(1)
Tier 1 capital (to average assets)	41,257	5.10%	32,353	4.00%	64,707	8.00%
December 31, 2009						
The Company						
Total capital (to risk-weighted assets)	$ 57,172	10.75%	$ 42,541	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	50,514	9.50%	21,270	4.00%	N/A	N/A
Tier 1 capital (to average assets)	50,514	6.94%	29,097	4.00%	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 56,617	10.65%	$ 42,544	8.00%	$ 53,180	10.00%
Tier 1 capital (to risk-weighted assets)	49,959	9.39%	21,272	4.00%	31,908	6.00%
Tier 1 capital (to average assets)	49,959	6.47%	30,894	4.00%	38,618	5.00%

(1) Minimum capital amounts and ratios presented as of December 31, 2010, are amounts to be well-capitalized under the various regulatory capital requirements administered by the FDIC. On February 10, 2011, the Bank became subject to a regulatory Consent Order with the FDIC. Minimum capital amounts and ratios presented for the Bank as of December 31, 2010, are the minimum levels set forth in the Consent Order. No minimum Tier 1 capital to risk-weighted assets ratio was specified in the Consent Order. Regardless of the Bank's capital ratios, it is unable to be classified as "well-capitalized" while it is operating under the Consent Order with the FDIC.

NOTE 17 - RETIREMENT AND BENEFITS

Trusteed Retirement Savings Plan - The Bank has a trustee retirement savings plan which provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan

NOTE 17 – RETIREMENT AND BENEFITS - *continued*

includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. Under the plan and present policies, participants are permitted to contribute up to 15% of their annual compensation. At its discretion, the Bank can make matching contributions up to 4% of the participants' compensation. The Company charged $269,000 and $259,000 to earnings for the retirement savings plan in 2010 and 2009, respectively.

Directors Deferred Compensation Plan - The Company has a deferred compensation plan whereby directors may elect to defer the payment of their fees. Under the terms of the plan, the Company accrues an expense equal to the amount deferred plus an interest component based on the prime rate of interest at the beginning of each year. The Company has also purchased life insurance contracts on each of the participating directors. At December 31, 2010 and 2009, $1,029,000 and $1,032,000, respectively, of directors' fees were deferred and are included in other liabilities.

Salary Continuation Plan - The Company implemented a salary continuation plan for each of the executive officers of the Company and key officers of the Bank in April 2008. The Plan provides the participants with retirement benefits as well as benefits in the event of a change in control of the Company or disability of the participants. It also provides death benefits to the designated beneficiaries of the participants. Benefit amounts are based on 20% of the final projected salaries of the participants and the expense of the Plan is offset by the Bank-Owned Life Insurance (BOLI) in each participant. At December 31, 2009, $271,000 of salary continuation plan expense was charged to earnings and $480,000 of income was made on our BOLI policies during 2009 respectively. In 2011, the participants relinquished the right to their salary continuation plan, which resulted in a reduction of salary and employee benefits of $431,000.

NOTE 18 - EARNINGS PER SHARE

Earnings per share - basic is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income (loss) by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options. For 2010, common shares issuable upon exercise of employee stock options have not been included because their inclusion would have an anitdilutive effect applicable to net loss per share. All share amounts have been adjusted for stock splits and dividends.

(Dollars in thousands, except per share amounts)	Years ended December 31,	
	2010	2009
Basic loss per common share:		
Net loss available to common shareholders	$ (17,622)	$ (1,657)
Average common shares outstanding - basic	3,787,153	3,787,327
Basic loss per common share	$ (4.65)	$ (0.44)
Diluted loss per common share:		
Net loss available to common shareholders	$ (17,622)	$ (1,657)
Average common shares outstanding - basic	3,787,153	3,787,327
Incremental shares from assumed conversion of stock options and restricted stock awards	-	-
Average common shares outstanding - diluted	3,787,153	3,787,327
Diluted loss per common share	$ (4.65)	$ (0.44)

NOTE 19 - STOCK COMPENSATION PLAN

In 2004, upon shareholder approval, the Company adopted an Omnibus Stock Ownership and Long Term Incentive Plan (the "Stock Plan"). The Stock Plan authorizes the grant of options and awards of restricted stock to certain of our employees for up to 400,000 shares of the Company's common stock from time to time during the term of the Stock Plan, subject to adjustments upon change in capitalization. The Stock Plan is administered by the Compensation Committee of the Board of Directors of the Company.

Options granted under the Stock Plan are incentive stock options, and they are vested over a five year period with none vesting at the time of the grant. All unexercised incentive stock options expire ten years after the date of the grant. A summary of the Company's incentive stock options as of December 31, 2010 and 2009 is as follows:

	2010		2009	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	71,676	$ 13.97	71,676	$ 13.97
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	71,676	$ 13.97	71,676	$ 13.97

The Company had no options exercised during 2010 or 2009.

Restricted stock awards included in the Stock Plan vest after the first three consecutive periods during which the Bank's return on average assets (ROAA) averages 1.15%. At December 31, 2010 and 2009, none of the restricted stock had vested; therefore, no compensation expense related to the vesting was recognized. All ungranted restricted stock awards expire in 2014. A summary of the Company's restricted stock awards as of December 31, 2010 and 2009 is as follows:

	2010		2009	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	48,867	$ 14.40	48,867	$ 14.40
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	48,867	$ 14.40	48,867	$ 14.40

The following table summarizes information about stock options outstanding under the Company's plans at December 31, 2010:

	Outstanding	Exercisable
Number of options	105,678	-
Weighted average remaining life	2 years	-
Weighted average exercise price	$ 14.14	$ -

There was no aggregate intrinsic value of shares outstanding at December 31, 2010.

NOTE 19 - STOCK COMPENSATION PLAN - *continued*

The Company measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The Company determines the assumptions used in the Black-Scholes option pricing model as follows: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the Company's dividend yield at the time of the grant (subject to adjustment if the dividend yield on the grant date is not expected to approximate the dividend yield over the expected life of the options); the volatility factor is based on the historical volatility of the Company's stock (subject to adjustment if historical volatility is reasonably expected to differ from the past); the weighted-average expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations.

There were no stock options granted in 2010 or 2009.

A summary of the status of the nonvested shares as of December 31, 2010, and changes during the year ended December 31, 2010, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2010	6,735	$ 14.49
Granted	-	-
Vested	6,735	14.49
Forfeited	-	-
Nonvested at December 31, 2010	-	$ -

As of December 31, 2010, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. The total fair value of shares vested during the years ended December 31, 2010 and 2009 was $0 and $161,513, respectively.

NOTE 20 - OTHER EXPENSES

Other expenses are summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2010	2009
Stationery, printing, and postage	$ 336	$ 429
Telephone	253	260
Director and advisory fees	173	175
ATM services	179	208
Repossession and foreclosure expenses	1,093	307
Accountant fees	181	167
Legal fees	430	265
Courier services	56	58
Other	1,295	1,405
Total	$ 3,996	$ 3,274

NOTE 21 - INCOME TAXES

Income tax expense (benefit) is summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2010	Years Ended December 31, 2009
Currently payable:		
Federal	$ (1,667)	$ 335
State	-	-
Total current	(1,667)	335
Deferred income taxes	(3,110)	(1,492)
Income tax expense	$ (4,777)	$ (1,157)
Income tax expense (benefit) is allocated as follows:		
To continuing operations	$ (4,383)	$ (840)
To shareholders' equity	(394)	(317)
Total	$ (4,777)	$ (1,157)

The components of the net deferred tax asset are as follows:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Deferred tax assets:		
Allowance for loan losses	$ 4,821	$ 2,375
Net unrealized losses on securities available-for-sale	66	-
Net capitalized loan costs	83	149
Net operating loss	2,647	80
Deferred compensation	350	499
Nonaccruing interest	494	388
Tax credits	292	98
Other real estate owned	1,156	129
Loss on equity securities	42	42
Other	8	-
Total deferred tax assets	9,959	3,760
Valuation Allowance	3,552	122
Total net deferred tax assets	6,407	3,638
Deferred tax liabilities:		
Accumulated depreciation	1,244	1,237
Gain on sale of real estate	73	73
Net unrealized gains on securities available-for-sale	-	328
Prepaid expenses	92	112
Total deferred tax liabilities	1,409	1,750
Net deferred tax asset	$ 4,998	$ 1,888

NOTE 21 - INCOME TAXES - *continued*

Management has determined that a partial valuation allowance is needed for the deferred tax asset associated with South Carolina net operating losses, the capital loss from worthless equity securities and other various items. The 2009 net change in the valuation allowance related to deferred tax assets was an increase of $3,430,000, relating to unrecognizable deferred tax assets for additional deferred tax assets determined to not be more likely than not to be realized in the future. Deferred tax assets are included in other assets.

The Company has federal net operating loss carryforwards of $7,458,488 for income tax purposes as of December 31, 2010. These net operating losses will expire in year 2030.

The Company has South Carolina net operating loss carryforwards of $3,352,600 for income tax purposes as of December 31, 2010. These net operating losses will expire in years 2019 through 2030.

A reconciliation between the income tax expense (benefit) and the amount computed by applying the Federal statutory rates of 34% to income before income taxes follows:

	Years ended December 31,	
(Dollars in thousands)	2010	2009
Tax expense at statutory rate	$ (7,362)	$ (744)
State income tax, net of federal income tax benefit	(30)	(8)
Tax-exempt interest income	(106)	(78)
Stock compensation expense	4	50
Valuation allowance	3,430	50
Other	(319)	(110)
Income tax provision	$ (4,383)	$ (840)

NOTE 22 - UNUSED LINES OF CREDIT

As of December 31, 2010, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $12,000,000. Subsequent to year-end, the Company now has $5,000,000 in unused lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. The Company may also utilize its unpledged securities, which totaled $124,939,000 at December 31, 2010, if liquidity needs should arise.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold and Purchased - Federal funds sold and purchased are for a term of one day and the carrying amount approximates the fair value.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Time Deposits with Other Banks - Time deposits with other banks have a term less than 90 days and the carrying amount approximates the fair value.

Investment Securities Available-for-Sale - For securities available-for-sale, fair value equals the carrying amount, which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Nonmarketable Equity Securities - The carrying amount is a reasonable estimate of fair value since no ready market exists for these securities.

Loans Held-for-Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or market prices.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from the Federal Home Loan Bank - For the portion of borrowings immediately callable, fair value is based on the carrying amount. The fair value of the portion maturing at a later date is estimated using a discounted cash flow calculation that applies the interest rate of the immediately callable portion to the portion maturing at the future date.

Subordinated Debentures - The carrying value of subordinated debentures is a reasonable estimate of fair value since the debentures were issued at a floating rate.

Junior Subordinated Debentures - The carrying value of junior subordinated debentures is a reasonable estimate of fair value since the debentures were issued at a floating rate.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit - The contractual amount is a reasonable estimate of fair value for the instruments because commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis and include no unusual credit risks.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS – ***continued***

The carrying values and estimated fair values of the Company's financial instruments were as follows:

(Dollars in thousands)	December 31,			
	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 12,191	$ 12,191	$ 44,902	$ 44,902
Federal funds sold	7,371	7,371	1,407	1,407
Investment securities available-for-sale	265,190	265,190	169,463	169,463
Nonmarketable equity securities	6,076	6,076	6,715	6,715
Loans and loans held-for-sale	445,674	446,351	493,321	491,445
Accrued interest receivable	4,476	4,476	4,120	4,120
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	$ 284,377	$ 284,377	$ 232,191	$ 232,191
Certificates of deposit	344,584	347,415	346,101	347,721
Repurchase agreements	6,646	6,646	8,031	8,031
Advances from the Federal Home Loan Bank	104,200	105,850	118,800	120,822
Subordinated debentures	12,062	12,062	-	-
Junior subordinated debentures	6,186	6,186	6,186	6,186
Accrued interest payable	1,252	1,252	1,444	1,444
	Notional Amount	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 42,491	$ N/A	$ 53,840	N/A
Standby letters of credit	841	N/A	1,137	N/A

Generally accepted accounting principles require disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting principles establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries and money market funds.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

(Dollars in thousands)	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Government-sponsored agencies	$ -	$ 189,084	$ -
Mortgage-backed securities	1,000	53,960	-
Obligations of state & political subdivisions	2,780	18,366	-
Mortgage loans held for sale	-	15,137	-
Total	$ 3,780	$ 276,547	$ -

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

The Company is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate carrying amount of impaired assets at December 31, 2010 was $69,168,000.

(Dollars in thousands)	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Impaired loans	$ -	$ 69,168	$ -
Other real estate owned	-	16,891	-
Total	$ -	$ 86,059	$ -

NOTE 24 - HCSB FINANCIAL CORPORATION *(PARENT COMPANY ONLY)*

Presented below are the condensed financial statements for HCSB Financial Corporation and Subsidiary (Parent Company Only).

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2010	December 31, 2009
Assets		
Cash	$ 3,079	$ 375
Investment in banking subsidiary	41,144	50,517
Investment in trust	186	186
Nonmarketable equity securities	3	25
Other assets	604	162
Total assets	$ 45,016	$ 51,265
Liabilities and shareholders' equity		
Interest payable-subordinated debentures	$ 262	$ -
Interest payable-junior subordinated debentures	7	7
Subordinated debentures	12,062	-
Junior subordinated debentures	6,186	6,186
Total liabilities	18,517	6,193
Shareholders' equity	26,499	45,072
Total liabilities and shareholder's equity	$ 45,016	$ 51,265

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

NOTE 24 - HCSB FINANCIAL CORPORATION *(PARENT COMPANY ONLY)*

Condensed Statements of Income

(Dollars in thousands)	Years ended December 31, 2010	2009
Income		
Dividend from trust preferred securities	$ 5	$ 6
Other Income	30	-
	35	6
Expenses		
Interest expense on notes payable	-	31
Interest expense on subordinated debentures	738	-
Interest expense on junior subordinated debentures	168	209
Other expenses	60	161
Loss before income taxes and equity in undistributed earnings of banking subsidiary	(931)	(395)
Income tax benefit	357	66
Equity in undistributed earnings of banking subsidiary	(16,695)	(1,019)
Net loss	$ (17,269)	$ (1,348)

Condensed Statements of Cash Flows

(Dollars in thousands)	Years ended December 31, 2010	2009
Cash flows from operating activities:		
Net loss	$ (17,269)	$ (1,348)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed losses of banking subsidiary	16,695	1,019
Increase in other assets	72	918
Decrease in other liabilities	(230)	(11)
Stock compensation expense	12	147
Net cash provided (used) by operating activities	(720)	725
Cash flows from financing activities:		
Net increase in preferred stock	-	12,828
Increase in subordinated debentures	12,062	-
Increase (decrease) in notes payable	-	(4,500)
Capital contribution to the Bank	(7,994)	(8,265)
Dividends paid on preferred stock	(644)	(446)
Cash paid for fractional shares	-	(19)
Net cash provided (used) by financing activities	3,424	(402)
Increase in cash	2,704	323
Cash and cash equivalents, beginning of year	375	52
Cash and cash equivalents, end of year	$ 3,079	$ 375

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

BOARD OF DIRECTORS

Michael S. Addy	President, Mike Addy's Chrysler, Jeep, Inc. President, Addy's Harbour Dodge, Inc.
Johnny C. Allen	Retired, Horry County Treasurer
D. Singleton Bailey	President, Loris Drug Store, Inc.
Franklin C. Blanton	President, Blanton Supplies, Inc. President, Blanton Supplies of Little River, Inc.
Clay D. Brittain, III	Attorney, Thompson & Henry, P.A.
James R. Clarkson	President and CEO HCSB Financial Corporation and Horry County State Bank
Larry G. Floyd	Retired, Floyd's Insulation, Inc. & Cherry Grove Sales, Inc.
Tommie W. Grainger	President, Coastal Timber Co., Inc.
Gwyn G. McCutchen	Dentist
T. Freddie Moore	Retired, Gateway Drug Store, Inc.
Carroll D. Padgett, Jr.	Attorney, Carroll D. Padgett, Jr., P.A.

OFFICERS OF THE BOARD OF DIRECTORS

Tommie W. Grainger
Chairman

Michael S. Addy
Vice Chairman

James R. Clarkson
President and CEO

D. Singleton Bailey
Secretary

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

HORRY COUNTY STATE BANK CORPORATE OFFICERS

James R. Clarkson, President/CEO
Glenn R. Bullard, Senior Executive Vice President
Jerry J. Cox, Jr., Executive Vice President/Inland Region
Denise Floyd, Senior Vice President/Personnel Officer
Margaret H. Fowler, Senior Vice President/Operations Officer
Edward L. Loehr, Jr., Senior Vice President/CFO
Ron L. Paige, Executive Vice President/Myrtle Beach Region
Douglas E. Shaffer, Executive Vice President/North Strand Region

HORRY COUNTY STATE BANK BRANCHES AND ATM LOCATIONS

Broad Street, Loris Office*
5009 Broad Street
Loris, SC 29569
843-756-6333

Mt. Olive Office*
5264 Hwy. 9
Green Sea, SC 29545
843-392-6333

Little River Office*
3187 Hwy. 9 E.
Little River, SC 29566
843-399-9523

Highway 501 Office*
1627-A Church Street (Hwy. 501)
Conway, SC 29526
843-248-8250

Downtown Conway Office*
1300 2nd Avenue
Conway, SC 29526
843-488-5510

Windy Hill Office*
4400 Hwy. 17 South
N. Myrtle Beach, SC 29582
843-663-5600

Socastee Office*
4600 Hwy. 17 Bypass S.
Myrtle Beach, SC 29577
843-293-7595

Myrtle Beach Office*
1701 N. Oak Street
Myrtle Beach, SC 29577
843-839-9339

Tabor City Office*
3210 Hwy. 701 Bypass
Loris, SC 29569
910-653-3222

Homewood Office*
3201 Hwy. 701 North
Conway, SC 29526
843-369-4272

Meeting Street, Loris Office
4011 Meeting Street
Loris, SC 29569
843-756-7168

Carolina Forest Office*
273 Carolina Forest Blvd.
Myrtle Beach, SC 29579
843-903-3223

Ocean Drive Office*
617 Highway 17 South
North Myrtle Beach, SC 29582
843-663-1396

Covenant Towers Office
5001 Little River Road
Myrtle Beach, SC 29577
843-449-2484

* Denotes ATM Location